Exhibit 99.1

nuvei NUVEI CORPORATION Annual Report FISCAL YEAR ENDED DECEMBER 31 2021

Tomorrow’s Payment Platform

ANNUAL REPORT 2021 3

LETTER FROM PHILIP FAYER NUVEI’S FOUNDER, CHAIR AND CEO 2021 was an exceptional year for Nuvei. We made tremendous progress ‘accelerating our customers’ business with tomorrow’s payment platform’. Our performance reflects the clear and simple strategy we continue to execute on. Product innovation is the foundation for our growth. It is the bedrock on which we keep building by generating more business with existing customers, securing new customer wins and developing our capability via strategic acquisitions. We continued to grow and improve our purpose-built platform. Its modern, scalable, modular technology continues to deliver the agility that our customers need. With local acquiring in 46 markets and more than 530 alternative payment methods for pay-ins and payouts via one single integration, we believe we now offer the broadest choice for payment options. Our offering goes way beyond acquiring, with services such as open banking payments, on and off ramp capabilities for digital assets, card issuing and banking-as-a-service to name just a few. Our nearly 500 technologists, which are part of our growing 1,350+ team, are constantly innovating with 12 major releases this past year, while our unique commercialization and operating model, customization, a la carte interoperability and 24/7 human support continued winning over existing and new customers. We believe we are a fintech unlike many other fintechs. Our strong foundations allowed us to grow revenue by 93% to $725 million and total volume by 121% to over $95 billion in 2021 when compared to 2020. The strength of our customer-focused business, strong balance sheet, free cash flow generation and low leverage gives us options and flexibility as we continue to explore future opportunities. Approximately 80% of our growth in 2021 came from expanding wallet share with existing customers which is a confirmation that our focus on accelerating customer revenue and our ‘land and expand’ strategy, where we progressively increase our scope of services, are built for long-term success. We contributed to our customers’ success with our focus on specific high-growth verticals with strong tailwinds. We had tremendous success as well in delivering new business in our Global eCommerce Direct channel (114% revenue increase from new customers), with major high-profile brands joining us and helping to further diversify our growing multi-vertical customer portfolio.

M&A remains an important pillar within our strategic focus. We completed the acquisitions of Base Commerce, Mazooma, Paymentez and Simplex during the year. Each one of these early-stage businesses strengthened our geographic reach, technology, and sales proposition, while bringing additional long-term growth opportunities and capabilities to our payment technology platform. As we continue to enlarge the scope of our solution set, expand within and into geographies such as Latin America, Asia Pacific, the Middle East and North Africa, the size of our total addressable market continues to grow. This leads us to believe that despite our exceptional results, we are, in fact, only scratching the surface of what we believe is a $50+ trillion global payments volume opportunity*. We are just getting started! On behalf of our Board, I would like to thank all our employees across Nuvei for their focus, energy and dedication, and our shareholders for their support over the past year. Philip Fayer * Source: Company data and Euromonitor International, Consumer Finance, 2022 Edition. The information published by Euromonitor contains statistical data, estimates and forecasts. See “Market and Industry Data”. ANNUAL REPORT 2021 5

Accelerate Your business with powerful payments

Expanding momentum with *existing clients* and *new customer wins*

Selected list of customers

ANNUAL REPORT 2021 | 7

Σntain airBaltic VALVE RIOT GAMES WARGAMING.NET LET’S BATTLE bet365 FORTUNA super bet Flutter WilliamHILL FXCM DRAFT KINGS Pepperstone WiX SHEIN MIRAKL VALENTINO aircash THG BETMGM crypto.com YOOX CALZEDONIA LeoVegas FANDUEL socios.com theScore didatravel HOLLAND CASINO Selina YOINS StoneX* MTCGAME Expanding momentum with existing clients and new customer wins ANNUAL REPORT 2021 7

We’re bringing payments into the future

Harnessing Our Full Stack of Capabilities to Support Our Clients CONSUMER GLOBAL MERCHANTS $ Single Integration • One Relationship • Global Connectivity • Reconciliation • Simplified Net Settlement • NATIVE COMMERCE PLATFORM Value Added Services Cashier Customer Authentication Reporting Global Gateway On/Off Ramp Local Acquiring 46 Markets Open Banking Payments APMs and Cryptocurrencies Currency Management Global and Instant Payouts Data Analytics and Reconciliation Risk Management (RAAS) Card Issuing Banking as a Service Chargeback Guarantee PAYMENT NETWORKS BANKS ANNUAL REPORT 2021 9

nuvei BY THE NUMBERS TOTAL VOLUME $95 BILLION+* FOR THE YEAR ENDED DECEMBER 31, 2021 86% ECOMMERCE VOLUME* FOR THE YEAR ENDED DECEMBER 31, 2021 530+ ~150 PAYMENT METHODS CURRENCIES 200+ 46 1,368 146% GLOBAL MARKETS ACQUIRING MARKETS EMPLOYEES NRR** DOLLAR AMOUNTS LISTED ARE IN USD. * Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Total volume is explained in further detail in the Company’s most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in this Annual Report. ** NRR: Net Revenue Retention rate, which is calculated by dividing revenue earned in a specific period by the revenue earned from the same customers in the corresponding period of the previous year. Our calculation of Net revenue retention rate for a given period only includes revenue from customers that were customers during the corresponding period of the previous year, and excludes revenue from new business onboarded during the last 12 months. See “Supplementary Financial Information” in the Company’s MD&A

Total Volume* ($billions) +97% CAGR 24.6 2019 43.2 2020 95.6 2021 Revenue ($millions) +72% CAGR 245.8 2019 376.2 2020 724.5 2021 Adjusted EBITDA** ($millions) +91% CAGR 87.2 (69.5) 2019 163.0 (103.7) 2020 317.2 107.0 2021 Net income (loss) ($millions) DOLLAR AMOUNTS LISTED ARE IN USD. * Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Total volume is explained in further detail in the Company’s most recent MD&A. ** Adjusted EBITDA is a non-IFRS measure. Please find the reconciliation to the nearest IFRS measure in the Company’s Q4 2021 MD&A. ANNUAL REPORT 2021 11

The payment platform that goes above and beyond

Single API Integration Global Pay-in & Payout Performance Optimization Customized for Your Needs Scalable & Reliable Actionable Reporting Payment Orchestration Distinctly Human ANNUAL REPORT 2021 13

We’re not just thinking about what’s next in payments we’re creating it And we’re just getting started.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.

This MD&A dated March 7, 2022, should be read in conjunction with the Company’s audited annual consolidated financial statements, along with the related notes thereto for the year ended December 31, 2021 (the “Consolidated Financial Statements”). The financial information presented in this MD&A is derived from the Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of U.S. dollars, unless otherwise indicated. This MD&A is presented as of the date of the Consolidated Financial Statements and is current to that date unless otherwise stated.

We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multi jurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.

FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form (the “AIF”) such as: risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting

ANNUAL REPORT 2021 | 15

global economic uncertainty and measures taken in response to the pandemic; the rapid developments and change in our industry; intense competition both within our industry and from other payments methods; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our merchants being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our merchants; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; changes in foreign currency exchange rates affecting results of operations; deterioration in the quality of the products and services offered; loss of key personnel or difficulties hiring qualified personnel; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by merchants, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of some of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry, including the following assumptions: (a) Nuvei’s results of operations and ability to achieve suitable margins will continue in line with management’s expectations, (b) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on its or its merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (c) losses owing to business failures of merchants and customers will remain in line with anticipated levels, (d) the Company’s ability to capture an increasing share of addressable markets by continuing to retain and grow existing customer relationships in high growth verticals while adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels, (e) Nuvei’s continued ability to maintain its competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing, (f) Nuvei’s continued ability to manage its growth effectively, (g) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (h) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, (i) absence of material changes in economic conditions in our core markets, geographies and verticals, (j) the size and growth rates of our addressable markets and verticals, including that the industries in which Nuvei operates will continue to grow consistent with management’s expectations, (k) the accuracy of our assumptions as to currency exchange rates and interest rates, including inflation, and volatility in financial markets, (l) the absence of adverse changes in legislative or regulatory matters, (m) the absence of adverse changes in current tax laws, (n) projected operating and capital expenditure requirements, and (o) the COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core markets, geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Overview

We are a global payment company providing payment solutions to businesses across North America, Europe, Asia Pacific and Latin America. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce and mobile commerce markets. Our platform enables customers to accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Through a single integration, we provide seamless and secure pay-in and payout capabilities, connecting our customers with their customers in over 200 markets worldwide with local acquiring in 46 of those markets. With support for more than 530 alternative payment methods (“APMs”), including cryptocurrencies, and nearly 150 currencies, our customers can capture every payment opportunity that comes their way. In short we provide the payment technology and intelligence our customers need to succeed locally and globally, through one integration - propelling them further, faster.

While global commerce continues to pivot online, eCommerce and mobile commerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, merchants may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent transaction experience across all channels whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.

We sell and distribute our solutions globally through three primary channels: direct sales, indirect sales for SMBs and eCommerce resellers. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and eCommerce resellers who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.

Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Modular technology includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, cryptocurrency payments, open banking, data reporting, reconciliation tools, in addition to a long list of value-add capabilities. Our revenue is largely recurring in nature due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ enterprise resource planning systems. Additionally, our model has delivered rapid growth in eCommerce and mobile commerce revenue. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.

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Financial Highlights for the Three Months Ended December 31, 2021 Compared to 2020:

•	Total volume(a) increased by 127% to $31.5 billion from $13.9 billion, eCommerce represented 88% of Total volume(a);
•	Revenue increased 83% to $211.9 million from $115.9 million;
○	Organic revenue growth(b) was 55% with Organic revenue(b) increasing to $179.1 million from $115.9 million; ;
•

Net income decreased by 45% to $12.3 million from $22.6 million, primarily due to a $29.7 million increase in share-based payments to employees who joined the Company as part of acquisitions completed during the third quarter and other employee incentive grants;

•	Adjusted EBITDA(b) increased by 78% to $91.5 million from $51.3 million;
•	Adjusted net income(b) increased by 52% to $70.6 million from $46.5 million;
•	Net income per diluted share decreased by 53% to $0.07 from $0.16;
•	Adjusted net income(b) per diluted share increased by 43% to $0.47 from $0.33;

Financial Highlights for the Year Ended December 31, 2021 Compared to 2020:

•	Total volume(a) increased by 121% to $95.6 billion from $43.2 billion, eCommerce represented 86% of Total volume(a);
•	Revenue increased 93% to $724.5 million from $376.2 million;
○	Organic revenue growth(b) was 61% with Organic revenue(b) increasing to $600.9 million from $373.7 million;
•	Net income increased by $210.7 million to $107.0 million from a net loss of $103.7 million;
•	Adjusted EBITDA(b) increased by 95% to $317.2 million from $163.0 million;
•	Adjusted net income(b) increased by 179% to $248.6 million from $89.0 million;
•	Net income per diluted share was $0.71 compared to net loss per share of $1.08;
•	Adjusted net income(b) per diluted share increased by 99% to $1.69 from $0.85;
•	Cash flow from operating activities increased by 182% to $266.9 million from $94.8 million;
•	Free cash flow(b) increased by 100% to $290.1 million from $145.1 million; and,
•	Cash balance of $748.6 million at December 31, 2021 compared to $180.7 million at December 31, 2020.

(a)

Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”

(b)

Adjusted EBITDA, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per diluted share and Free cash flow are non-IFRS measures and ratios. See “Non-IFRS and Other Financial Measures”.

Acquisitions

Base Commerce LLC

On January 1, 2021, we completed the acquisition of substantially all the assets and assumption of certain payables of Base Commerce, LLC (“Base Commerce”) for a consideration of $92.7 million which includes an estimated contingent consideration of $3.0 million. Base Commerce is a technology-driven payment processing company specializing in bank card and automated clearing house (“ACH”) payment processing solutions.

We believe that the acquisition of Base Commerce further positions us as a leader in eCommerce payments by:

a.	expanding our product capabilities with a proprietary ACH processing platform;
b.	further diversifying our acquiring portfolio;
c.	enhancing sponsor bank coverage; and
d.	enlarging our distribution network.

Mazooma Technical Services Inc.

On August 3, 2021, we acquired Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including working capital and closing adjustments for this acquisition totaled $54.5 million. The initial consideration included a cash amount of $43.1 million and $11.4 million paid through the issuance of 138,522 Subordinate Voting Shares to the sellers. The purchase price also includes contingent consideration of up to a total maximum consideration, including the initial consideration, of $400 million Canadian dollars ($316.5 million). The contingent consideration is subject to meeting certain performance metrics over a three-year period.

The acquisition enhances and expands our portfolio of North American payment options with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals, allowing customers to receive payouts immediately into their bank accounts 24/7/365. Mazooma has permissions in 15 states, including 11 vendor registrations and licenses, and holds money transmitter licenses and exemptions in a total of 47 states. Nuvei will offer Mazooma as an increasingly popular and accepted payment method to its merchant customer base across all industry verticals.

SimplexCC Ltd.

On September 1, 2021, we acquired SimplexCC Ltd. (“Simplex”), a leading provider of fiat infrastructure to the digital asset industry, for a cash consideration of $290.6 million including $40.6 million relating to working capital and closing adjustments. The closing adjustments are mainly due to the cash balance of $52.8 million held by Simplex at the closing of the acquisition. Simplex delivers the infrastructure for customers using credit and debit cards to buy or sell (i.e. on-ramp/off-ramp capabilities) digital assets, including as of December 31, 2021, 109 cryptocurrencies, non-fungible tokens (“NFTs”), with the ability to support 89 fiat currencies. Through its proprietary fraud and risk management tools, which are backed by artificial intelligence (“AI”) technology, Simplex provides a zero-chargeback guarantee to its customers, resulting in higher conversion rates and better liquidity, and simplifying instant fiat purchases for cryptocurrencies, NFTs and decentralized finance (“DeFi”) providers. We intend to offer Simplex’s advanced capabilities and enhanced solutions to its merchants across all its focus industry verticals, similarly introducing all of our product solutions and capabilities to Simplex’s customers. Additionally, as a principal member of the Visa network, Simplex has permission to issue Visa cards, giving its customers access to digital currencies daily. Management believes that the acquisition of Simplex will:

•

expand our capabilities by adding turnkey simplicity to the process of consumers buying and selling cryptocurrency and converting it back to fiat within a user account – ultimately reducing complexity for merchants and consumers;

•	allow us to offer bespoke anti-money laundering / know your customer solutions, transaction guarantee solutions, and valued added services to 190 liquidity providers and partners; and
•

provide us with an electronic money institution license to offer international bank account number accounts to end users and merchants, which opens up potential opportunities such as banking as a service.

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Paymentez LLC

On September 1, 2021, we acquired Paymentez LLC (“Paymentez”), a leading payment solution provider in Latin America for a cash consideration of $24.5 million. Paymentez provides a breadth of payment solutions to merchants and financial institutions, including gateway, white-labeling, card acquiring and prepaid card options. Paymentez supports high-growth eCommerce verticals including online games, delivery platforms, mobility, transportation, sports, as well as other segments throughout Latin America. Paymentez provides direct connectivity in eleven countries, with local acquiring in nine countries (Mexico, Ecuador, Venezuela, Colombia, Brazil, Peru, Argentina, Uruguay and Chile), supports more than 80 local payment methods and APMs, including bank transfer, electronic wallets, instant payment network as well as the most relevant cash networks, to provide a comprehensive local payment platform for more than 4,000 merchants in the region.

Nasdaq listing

On October 8, 2021, we completed Nuvei’s Nasdaq listing in the United States, issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinated Voting Share, for aggregate gross proceeds of approximately $424.8 million. In connection with this offering, our Subordinate Voting Shares started trading in U.S. dollars on the Nasdaq under the symbol “NVEI”. Following the Nasdaq listing, on October 13, 2021, we voluntarily delisted the “NVEI.U” U.S. dollar ticker from the TSX. Our Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol “NVEI”.

Normal Course Issuer Bid

On March 7, 2022, the Board approved a normal course issuer bid to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws.

Impact of COVID-19 on our Operations

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments, states, cities and other geographic regions implemented preventive or protective actions such as travel bans and restrictions, temporary closures of businesses, quarantines or shelter-in-place orders or total lock-down orders. The pandemic has disrupted the economy and put unprecedented strains on the government health care systems, businesses and individuals around the world.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we participate. In response to the COVID-19 pandemic, we adopted a “people-first” approach, prioritizing the health and safety of our employees and local communities and quickly enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences. There were no employee layoffs or furloughs because of the COVID-19 pandemic. We implemented our business continuity plan, which included merchant portfolio management (enhanced review and monitoring of merchants in industries most affected; amended billing process from monthly to daily) and supply chain management (outreach to ensure continuity of service or supply; negotiated discounts where applicable). The negative impact of the COVID-19 pandemic to date on our business and the results disclosed in our Consolidated Financial Statements has been limited by our strong presence in eCommerce(a) (representing approximately 86% of Total volume in the year ended December 31, 2021) which helped mitigate any negative impact of the pandemic on our operations.

There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, including the emergence of variant strains such as Delta and Omicron and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain future developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; the impact on economic activity and domestic and international trade; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates. Please refer to the section entitled “Risks Relating to Our Business and Industry – The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, is adversely affecting and is expected to continue to adversely affect our business and future results of operations and financial condition, and this adverse affect could be material” of our AIF, for additional detail on how COVID-19 may impact our future results.

(a)	See “Non-IFRS and Other Financial Measures”

ANNUAL REPORT 2021 | 21

Non-IFRS and Other Financial Measures

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Free cash flow, Total volume and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.

Non-IFRS Financial Measures

Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Organic revenue: We use Organic revenue as a means of evaluating performance. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth. Organic revenue means revenue excluding the revenue attributable to acquired businesses for a period of 12-months following their acquisition and excluding revenue attributable to divested businesses.

In prior periods, we presented different adjusted revenue non-IFRS measures. As we continue to execute on our acquisition strategy and align with other companies in our industry, we believe that Organic revenue and Organic revenue growth are useful means of evaluating our performance and help provide insight on organic and acquisition-related growth. As our level of acquisitiveness has increased in recent periods, we believe these measures present more useful information about comparable growth in the period.

Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs and legal settlement and other.

Free cash flow: We use Free cash flow as a supplementary indicator of our operating performance. Free cash flow means, for any period, Adjusted EBITDA less capital expenditures.

Non-IFRS Financial Ratios

Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Organic revenue growth: Organic revenue growth means the year-over-year change in Organic revenue divided by Organic revenue in the prior period. We use Organic revenue growth to assess revenue trends in our business on a comparable basis versus the prior year.

Supplementary Financial Measures

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.

Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle as well as the total dollar value of transactions processed relating to alternative payment methods and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in Total volume will generally impact our revenue.

ANNUAL REPORT 2021 | 23

Reconciliation of Adjusted EBITDA and Free cash flow to Net Income (Loss) and cash flow from operating activities

The following table reconciles Adjusted EBITDA and free cash flow to net income (loss) and cash flow from operating activities for the periods indicated:

	Three months ended December 31			Years ended December 31

	2021	2020	2021	2020

(In thousands of U.S. dollars)	$	$	$	$

Cash flow from operating activities	64,972	45,783	266,857	94,752

Adjustments for:

Depreciation of property and equipment	(1,535)	(979)	(5,811)	(5,121)

Amortization of intangible assets	(24,403)	(17,430)	(85,017)	(64,552)

Amortization of contract assets	(595)	(417)	(2,180)	(2,114)

Share-based payments	(32,935)	(3,200)	(53,180)	(10,407)

Net finance costs	(4,451)	(1,237)	(14,020)	(153,664)

Loss (gain) on foreign currency exchange	2,486	(1,029)	513	(18,918)

Impairment on disposal of a subsidiary	—	—	—	(338)

Income tax expense	(7,535)	892	(24,916)	(3,087)

Write-down of inventory to net realizable value	—	(513)	—	(513)

Changes in non-cash working capital items	(6,218)	(4,432)	(21,604)	2,281

Interest paid	4,792	1,495	14,351	43,788

Income taxes paid	17,761	3,644	32,052	14,223

Net income (loss)	12,339	22,577	107,045	(103,670)

Finance cost	5,001	2,494	16,879	159,091

Finance income	(550)	(1,257)	(2,859)	(5,427)

Depreciation and amortization	25,938	18,410	90,828	69,673

Income tax expense (recovery)	7,535	(892)	24,916	3,087

Acquisition, integration and severance costs (a)	8,773	4,673	25,831	9,970

Share-based payments and related payroll taxes(b)	34,674	3,200	54,919	10,407

Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918

Legal settlement and other (c)	230	1,079	188	933
Adjusted EBITDA	91,454	51,313	317,234	162,982

Acquisition of property and equipment, and intangible assets	(9,642)	(5,572)	(27,169)	(17,843)
Free cash flow	81,812	45,741	290,065	145,139

(a)	These expenses relate to:
(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.

(iv)

severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.

(b)

These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).

(c)

This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Adjusted EBITDA for the three months and year ended December 31, 2021 was $91.5 million and $317.2 million, respectively, which was above the top end of our previously disclosed financial outlook of $86 to $90 million and $312 to 316 million, primarily due to strong volume and revenue performance.

Reconciliation of Organic Revenue and Organic Revenue Growth to Revenue

The following table reconciles Revenue to Organic revenue and Organic revenue growth for the period indicated:

	Three months ended December 31			Years ended December 31

	2021	2020	2021	2020

(In thousands of U.S. dollars except for percentages)	$	$	$	$

Revenue	211,875	115,907	724,526	376,226

Adjustments for acquired or divested businesses (a)	(32,740)	—	(123,659)	(2,524)

Organic revenue	179,135	115,907	600,867	373,702

Revenue growth	83%		93%

Organic revenue growth	55%		61%

(a) We acquired Smart2Pay Technology & Services B.V on November 2, 2020, Base Commerce on January 1, 2021, Mazooma on August 3, 2021, and Simplex and Paymentez on September 1, 2021. In May 2020, we disposed of CreditGuard.

ANNUAL REPORT 2021 | 25

Reconciliation of Adjusted Net Income and Adjusted net income per basic share and per diluted share to Net Income (Loss)

The following table reconciles Adjusted net income to net income (loss) for the periods indicated:

	Three months ended December 31			Years ended December 31

(In thousands of U.S. dollars except for share and per share amounts)	2021 $	2020 $	2021 $	2020 $

Net income (loss)	12,339	22,577	107,045	(103,670)
Change in redemption value of liability-classified common and preferred shares (a)	—	—	—	76,438
Accelerated amortization of deferred transaction costs	—	—	—	24,491
Amortization of acquisition-related intangible assets (b)	22,828	16,008	78,979	59,219
Acquisition, integration and severance costs (c)	8,773	4,673	25,831	9,970
Share-based payments and related payroll taxes(d)	34,674	3,200	54,919	10,407
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Legal settlement and other (e)	230	1,079	188	933
Adjustments	64,019	25,989	159,404	200,376
Income tax expense related to adjustments (f)	(5,784)	(2,074)	(17,867)	(7,720)
Adjusted net income	70,574	46,492	248,582	88,986
Net income attributable to non-controlling interest	(1,531)	(851)	(4,752)	(2,560)
Adjusted net income attributable to the common shareholders of the Company	69,043	45,641	243,830	86,426

Weighted average number of common shares outstanding
Basic	142,698,569	135,837,128	139,729,116	98,681,060
Diluted	147,640,841	139,929,183	144,441,502	101,576,193
Adjusted net income per share attributable to common shareholders of the Company (g)
Basic	0.48	0.34	1.75	0.88
Diluted	0.47	0.33	1.69	0.85

(a)

This line item represents change in redemption value related to shares classified as liabilities prior to our TSX listing. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.

(b)

This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.

(c)	These expenses relate to:
(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.

(iv)

severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.

(d)

These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).

(e)

This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

(f)	This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)

The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth eCommerce and mobile markets and intend to grow alongside our existing customers as they grow their business and expand into new markets within selected high-growth end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel. eCommerce and mobile commerce customers represent the majority of our total volume, which accounted for 86% of our total volume in the twelve months ended December 31, 2021. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.

In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our Native Commerce Platform. Our future revenue growth and achieving and maintaining profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.

Acquiring New Customers. Our future revenue growth will also largely depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America, with a focus in the eCommerce and mobile commerce channels. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of distribution partners.

Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.

Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our Native Commerce Platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in this platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through ongoing communication and feedback loops is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.

Maintaining and Adding to our Acquiring Bank Relationships. We have built strong relationships with acquiring banks in North America. The maintenance and/or expansion of these relationships and strong collaboration on maintaining adequate procedures in monitoring the risk profile of our customer base will be a key enabler in the pursuit of our growth strategies.

Adapting to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements. As regulations change or as we enter new markets with different regulatory requirements, we will continue to upskill and modify, our compliance capabilities as appropriate, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, in as seamless as possible a manner to minimize disruption to our customers’ businesses.

ANNUAL REPORT 2021 | 27

Successfully Executing on Recent and Future Acquisitions. We intend to augment our capabilities and organic growth with strategic and tactical acquisitions. Critical to our success is continuing to be highly disciplined in integrating recent acquisitions, such as the Base Commerce, Mazooma, Simplex and Paymentez acquisitions, as well as future acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.

Key Components of Results of Operations

Revenue

Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial institutions and other merchant acquirers, the terms of which generally range from three to five years. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.

Our transaction and processing services revenues are primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.

Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.

For more information on our revenue recognition policies, refer to Note 3 of the Consolidated Financial Statements.

Cost of Revenue

Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transaction and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.

Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily represent the amounts associated with (i) commissions, (ii) depreciation and amortization, and (iii) employee compensation.

Commissions. Commissions are comprised of incentives paid to third party agents for referring merchants.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.

Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies and partner and merchant relationships that are acquired by the Company. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.

Employee Compensation. Employee compensation consists of salaries and benefits (excluding share-based payments which is disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.

Selling, general and administrative expenses also consist of transaction losses, professional fees, share-based payments, contingent consideration adjustments and other expenses.

We anticipate increases in general and administrative expenses as we invest in our sales force and incur the costs of compliance associated with being a dual-listed public company, including increased accounting and legal expenses. Please refer to the section entitled “Risks Relating to Regulation” of our AIF.

Net Finance Costs

Net finance costs primarily represent amounts associated with:

Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on (i) term loans outstanding under the credit facilities and (ii) unsecured convertible debenture issued by the Company to certain of its shareholders as part of the SafeCharge acquisition, which was partially redeemed in December 2019 and the remainder converted into shares or redeemed with the TSX listing proceeds in 2020.

Interest Income on Advances to Third Parties. Commencing in the year ended December 31, 2018, we issued advances to a third-party independent sales organization. Under the agreements with the third-party independent sales organization, we acquired the rights to cash flows from a portfolio of merchant contracts. The agreements provide for minimum guaranteed payments for the first three years. After the first three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed at which point the receipts flow through the consolidated statement of profit or loss.

Loss (gain) on Foreign Currency Exchange

Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.

Income Tax Expense

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

ANNUAL REPORT 2021 | 29

Results of Operations

The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and years ended December 31, 2021 and 2020:

	Three months ended December 31		Years ended December 31

(In thousands of U.S. dollars except for share and per share amounts)	2021 $	2020 $	2021 $	2020 $

Revenue	211,875	115,907	724,526	376,226

Cost of revenue	49,115	23,519	147,755	69,255

Gross profit	162,760	92,388	576,771	306,971

Selling, general and administrative expenses	140,921	68,437	431,303	234,972

Operating profit	21,839	23,951	145,468	71,999

Finance income	(550)	(1,257)	(2,859)	(5,427)

Finance costs	5,001	2,494	16,879	159,091

Net finance costs	4,451	1,237	14,020	153,664

Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918

Income (loss) before income tax	19,874	21,685	131,961	(100,583)

Income tax expense (recovery)	7,535	(892)	24,916	3,087

Net income (loss)	12,339	22,577	107,045	(103,670)

Other comprehensive income (loss)

Foreign operations – foreign currency translation differences	(10,920)	18,394	(31,031)	32,855

Comprehensive income (loss)	1,419	40,971	76,014	(70,815)

Net income (loss) attributable to:

Common shareholders of the Company	10,808	21,726	102,293	(106,230)

Non-controlling interest	1,531	851	4,752	2,560

	12,339	22,577	107,045	(103,670)

Weighted average number of common shares outstanding (a)

Basic	142,698,569	135,837,128	139,729,116	98,681,060

Diluted	147,640,841	139,929,183	144,441,502	98,681,060

Net income (loss) per share attributable to common shareholders of the Company

Basic	0.08	0.16	0.73	(1.08)

Diluted	0.07	0.16	0.71	(1.08)

(a)

The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization discussed in Note 14 of the Consolidated Financial Statements.

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and years ended December 31, 2021 and 2020.

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%	2021 $	2020 $	$	%

Revenue
North America	76,229	52,001	24,228	47%	301,257	183,803	117,454	64%
Europe, Middle East and Africa	127,856	58,884	68,972	117%	394,758	176,771	217,987	123%
Latin America	6,404	3,315	3,089	93%	22,841	10,771	12,070	112%
Asia Pacific	1,386	1,707	(321)	(19)%	5,670	4,881	789	16%
	211,875	115,907	95,968	83%	724,526	376,226	348,300	93%

Results of Operations for the Three Months Ended December 31, 2021 and 2020

Revenue

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%
Revenue	211,875	115,907	95,968	83

For the three months ended December 31, 2021, revenue increased by $96.0 million or 83% as compared to the three months ended December 31, 2020. The increase in revenue is primarily due to organic growth mainly driven by higher eCommerce volume, as well as, to a lesser extent, by our acquisitions. For the three months ended December 31, 2021, organic revenue growth was 55%. See “Non-IFRS and Other Financial Measures”. Revenue in the three months ended December 31, 2021 was also higher than the top end of the previously disclosed financial outlook of $204 to $210 million, mainly due to a better than anticipated volume mix.

Total volume increased to $31.5 billion for the three months ended December 31, 2021 from $13.9 billion in the three months ended December 31, 2020, an increase of $17.6 billion or 127%. Total volume in the three months ended December 31, 2021 was higher than the top end of the previously disclosed financial outlook of $25.5 to $26.5 billion, in part due to certain recent large wins in the government and charitable services sectors which also tend to have higher volume in the fourth quarter.

Cost of Revenue

	Three months ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020	$	%
Cost of revenue	$49,115	$23,519	25,596	109
As a percentage of revenue	23.2%	20.3%

For the three months ended December 31, 2021, cost of revenue increased by $25.6 million or 109% as compared to the three months ended December 31, 2020 primarily due to the increase in processing costs.

The increase in processing costs is primarily driven by organic growth in Total volume and the inclusion of acquired businesses. Cost of revenue as a percentage of revenue increased from 20.3% for the three months ended December 31, 2020 to 23.2% for the three months ended December 31, 2021 mainly due to Smart2Pay and Simplex having a higher cost of revenue than Nuvei’s operations due to costs associated with their merchant servicing model.

ANNUAL REPORT 2021 | 31

Selling, General and Administrative Expenses

	Three months ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Selling, general and administrative expenses

Commissions	28,423	18,103	10,320	57

Depreciation and amortization	25,938	18,410	7,528	41

Employee compensation	35,164	14,662	20,502	140

Professional fees	8,036	8,054	(18)	—

Share-based payments	32,935	3,200	29,735	n.m.

Other	10,425	6,008	4,417	74

	140,921	68,437	72,484	106

For the three months ended December 31, 2021, selling, general and administrative expenses increased by $72.5 million or 106% as compared to the three months ended December 31, 2020 primarily due to the following:

Commissions. During the three months ended December 31, 2021, commission expense increased by $10.3 million or 57% as compared to the three months ended December 31, 2020. The increase was primarily due to the acquisition of Base Commerce in January 2021, as well as the increase in commission-based volume and revenue from organic growth.

Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2021 increased by $7.5 million or 41% as compared to the three months ended December 31, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to the Company’s acquisitions.

Employee Compensation. During the three months ended December 31, 2021, employee compensation increased by $20.5 million or 140% as compared to the three months ended December 31, 2020. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount, both from organic and acquisition growth, including those in direct sales and account management to drive future growth and execute on our strategy. Our acquisitions also resulted in an increase in headcount, employee compensation and acquisition-related compensation. In 2021, and as part of the acquisitions, we entered into compensation arrangements for retention and future services which led to the recognition of $4.5 million of expenses during the three months ended December 31, 2021. Employee compensation also increased due to payroll taxes related to the exercise of stock options.

Professional Fees. For the three months ended December 31, 2021, professional fees were relatively unchanged compared to the three months ended December 31, 2020.

Share-based Payments. For the three months ended December 31, 2021, share-based payments increased by $29.7 million as compared to the three months ended December 31, 2020. This was primarily due to awards to employees who joined the Company relating to acquisitions completed during the third quarter and other employee grants.

Other. For the three months ended December 31, 2021, other expenses increased by $4.4 million compared to the three months ended December 31, 2020, The increase is mostly due to higher information technology expenses and directors and officers (“D&O”) insurance expenses.

Net Finance Costs

	Three months ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Finance income

Interest on advances to third parties and interest income	(550)	(1,257)	707	56

Finance costs

Interest on loans and borrowings	4,920	2,091	2,829	135

Other	81	403	(322)	(80)

Net finance costs	4,451	1,237	3,214	260

During the three months ended December 31, 2021, net finance costs increased by $3.2 million as compared to the three months ended December 31, 2020. The increase was primarily due to the following items:

Interest on Loans and Borrowings. The increase of $2.8 million was mainly due to higher debt balance resulting from new financing related to 2021 business acquisitions.

Loss (gain) on Foreign Currency Exchange

	Three months ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Loss (gain) on foreign currency exchange	(2,486)	1,029	(3,515)	n.m.

Gain on foreign currency exchange for the three months ended December 31, 2021 was $2.5 million compared to a loss of $1.0 million for the three months ended December 31, 2020. This was mainly due to currency exposure related to U.S. denominated debt and cash held in our Canadian subsidiary.

Income Taxes

	Three months ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Income tax expense	7,535	(892)	8,427	n.m.

Income tax expense for the three months ended December 31, 2021 was $7.5 million on income before income tax of $19.9 million, representing an effective tax rate of 37.9% for the period. This effective tax rate above the statutory tax rate is mainly due to share-based payments of $32.9 million recognized in the three months ended December 31, 2021 that are non-deductible for tax purposes in certain jurisdictions.

ANNUAL REPORT 2021 | 33

Results of Operations for the Years Ended December 31, 2021 and 2020

Revenue

	Years ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Revenue	724,526	376,226	348,300	93%

For the year ended December 31, 2021, revenue increased by $348.3 million or 93% as compared to the year ended December 31, 2020. The increase in revenue was primarily due to organic growth mainly driven by higher eCommerce volume as well as growth in card present volume due to a more favorable operating environment in 2021 compared to 2020 where physical store activity was adversely impacted by the COVID-19 related lockdowns. For the year ended December 31, 2021, Organic revenue growth was 61%. See “Non-IFRS and Other Financial Measures”. Our 2021 acquisitions and full year inclusion of Smart2Pay revenue also contributed to the increase.

Total volume increased from $43.2 billion for the year ended December 31, 2020 to $95.6 billion in the year ended December 31, 2021, an increase of $52.4 billion or 121%.

Cost of Revenue

	Years ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021	2020
Cost of revenue	147,755	$69,255	$78,500	$113%
As a percentage of revenue	20.4%	18.4%

For the year ended December 31, 2021, cost of revenue increased by $78.5 million or 113% as compared to the year ended December 31, 2020 due to an increase of $79.2 million in processing costs and partly offset by a decrease in cost of goods sold of $0.7 million.

The increase in processing costs is mainly driven by organic growth in Total volume and the full year inclusion of Smart2Pay cost of revenue as well as businesses acquired in 2021. Cost of revenue as a percentage of revenue increased from 18.4% for the year ended December 31, 2020 to 20.4% for the year ended December 31, 2021 mainly due to Smart2Pay having a higher cost of revenue compared to Nuvei’s operations due to costs associated with its merchant servicing model.

Selling, General and Administrative Expenses

	Years ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Selling, general and administrative expenses

Commissions	125,531	67,410	58,121	86

Depreciation and amortization	90,828	69,673	21,155	30

Employee compensation	109,798	57,509	52,289	91

Professional fees	24,532	15,493	9,039	58

Share-based payments	53,180	10,407	42,773	411

Other	27,434	14,480	12,954	89

	431,303	234,972	196,331	84

For the year ended December 31, 2021, selling, general and administrative expenses increased by $196.3 million or 84% as compared to the year ended December 31, 2020 primarily due to the following:

Commissions. During the year ended December 31, 2021, commission expense increased by $58.1 million or 86% as compared to the year ended December 31, 2020. The increase was due to the acquisition of Base Commerce in January 2021 as well as the increase in commission-based volume and revenue from organic growth.

Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2021 increased by $21.2 million or 30% as compared to the year ended December 31, 2020. The increase was primarily due to a higher amortization of technologies as well as partner and merchant relationships intangible assets related to our 2020 and 2021 acquisitions.

Employee Compensation. During the year ended December 31, 2021, employee compensation increased by $52.3 million or 91% as compared to the year ended December 31, 2020. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration.The increase mainly reflects higher headcount, including investments in direct sales and account management to drive future growth and execute on our strategy. The inclusion of acquired businesses also resulted in an increase in headcount, employee compensation and acquisition-related compensation. In 2021, and as part of the acquisitions, we entered into compensation arrangements for retention and future services which led to the recognition of a $10.8 million expense for the year ended December 31, 2021.

Professional Fees. For the year ended December 31, 2021, professional fees increased by $9.0 million or 58% as compared to the year ended December 31, 2020. The increase was primarily due to acquisition activities, including costs related to the acquisition and integration of businesses acquired in 2021.

Share-based Payments. For the year ended December 31, 2021, share-based payments increased by $42.8 million as compared to the year ended December 31, 2020. This was primarily due to awards to employees who joined the Company relating to acquisitions completed during the third quarter and other employee grants. This was also driven by options, restricted share units and performance share units granted in 2021 and the full year impact of the options granted under the Company’s omnibus incentive plan (“Omnibus plan”) concurrently with the TSX listing.

Other. For the year ended December 31, 2021, other expenses increased by $13.0 million compared to the year ended December 31, 2020 primarily due to an increase in information technology and D&O insurance expenses in 2021. A $2.5 million favorable adjustment to contingent consideration was also recorded in the comparative period.

Net Finance Costs

	Years ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Finance income

Interest on advances to third parties	(2,859)	(5,427)	2,568	47

Finance costs

Interest on loans and borrowings and unsecured debentures	16,380	57,527	(41,147)	(72)

Change in redemption amount of shares	—	76,438	(76,438)	(100)

Loss on debt modification or early repayment	—	24,491	(24,491)	(100)

Other	499	635	(136)	(21)

Net finance costs	14,020	153,664	(139,644)	(91)

During the year ended December 31, 2021, net finance costs decreased by $139.6 million as compared to the year ended December 31, 2020. The decrease was primarily due to the following items:

ANNUAL REPORT 2021 | 35

Interest on Loans and Borrowings and Unsecured Debentures. The decrease of $41.1 million was mainly due to a decrease of $25.6 million in interest expense on loans and borrowings and $15.5 million on unsecured debentures. This was due to the accelerated repayment of loans and borrowings and unsecured debentures in September 2020 following the TSX listing as well as lower interest rates negotiated under the amended and restated credit facilities.

Change in Redemption Amount of Shares. The decrease of $76.4 million was primarily due to the revaluation of liability classified Class A common shares in 2020. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. Refer to note 14 of the Consolidated Financial Statements for more information.

Loss on debt modification or early repayment. Accelerated amortization of deferred financing fees was recorded in the prior period as a result of the early repayment of the loans and borrowings following the TSX listing in 2020.

Loss (Gain) on Foreign Currency Exchange

	Years ended December 31		Change

	2021	2020

(In thousands of U.S. dollars, except for percentages)	$	$	$	%

Loss (gain) on foreign currency exchange	(513)	18,918	(19,431)	n.m.

Gain on foreign currency exchange for the year ended December 31, 2021 was $0.5 million compared to a loss of $18.9 million for the year ended December 31, 2020. This was mainly due to lower foreign currency exposure following the September 2020 accelerated repayment of our U.S. denominated debt held in our Canadian subsidiary.

Income Taxes

	Years ended December 31		Change

	2021	2020

(In thousands of U.S. dollars, except for percentages)	$	$	$	%

Income tax expense	24,916	3,087	21,829	n.m.

Income tax expense for the year ended December 31, 2021 was $24.9 million on income before income tax of $132.0 million, representing an effective tax rate of 18.9% for the period.

Selected Annual Information

(In thousands of U.S. dollars, except for per share amounts)	As at and for the years ended December 31,

	2021	2020	2019

	$	$	$

Revenue	724,526	376,226	245,816

Net income (loss)	107,045	(103,670)	(69,465)

Net income (loss) per basic share attributable to common shareholders of the Company (a)	0.73	(1.08)	(1.15)

Net income (loss) per diluted share attributable to common shareholders of the Company (a)	0.71	(1.08)	(1.15)

Total assets	3,455,470	2,247,769	1,558,772

Total non-current liabilities	576,855	264,490	849,039

a)

The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization discussed in Note 14 of the Consolidated Financial Statements.

Year ended December 31, 2021 compared to Year ended December 31, 2020

Revenue

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a more detailed discussion of the 2021-2020 year-over-year changes in revenue and net income (loss).

Total Assets

Total assets increased by $1,207.7 million or 54% from December 31, 2020 to December 31, 2021. The increase can be explained primarily by the increase of $567.9 million in cash stemming from proceeds of the Nasdaq listing and cash flow from operating activities. The increase of $277.5 million in segregated funds, which was mainly driven by Total volume growth and 2021 acquisitions, as well as the increase of $156.9 million in goodwill and intangible assets mainly due to the 2021 acquisitions, also contributed to the increase in total assets.

Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with our banks and are segregated from operating funds. Both the segregated funds and the amounts due to merchants are derecognized when the funds are settled to the merchant.

Total Non-Current Liabilities

Total non-current liabilities increased by $312.4 million or 118% from December 31, 2020 to December 31, 2021. This is primarily due to the borrowing of $300 million under the amended term loan facility on June 18, 2021 to fund a portion of the Mazooma, Simplex and Paymentez acquisitions in the third quarter of 2021.

Year ended December 31, 2020 compared to Year ended December 31, 2019

Revenue

For the year ended December 31, 2020, revenue increased by $130.4 million or 53% as compared to the year ended December 31, 2019. The increase is driven by acquisition growth (SafeCharge acquisition in August 2019 and Smart2Pay in November 2020) as well as organic growth.

Total volume increased from $24.6 billion in the year ended December 31, 2019 to $43.2 billion in the year ended December 31, 2020, an increase of $18.6 billion or 76%.

ANNUAL REPORT 2021 | 37

Total Assets

Total assets increased by $689.0 million from December 31, 2019 to December 31, 2020. The increase can be explained primarily by the increase of $242.8 million in segregated funds related to higher Total volume, timing and the inclusion of Smart2Pay, the increase of $317.2 million in goodwill and intangible assets related to the Smart2Pay acquisition, and the increase of $120.7 million in cash.

Total Non-Current Liabilities

Total non-current liabilities decreased by $584.5 million from December 31, 2019 to December 31, 2020. This is primarily due to a decrease of $509.4 million in loans and borrowings, and a decrease of $109 million in unsecured convertible debentures. In connection with the TSX listing, we made an early repayment of the loans and borrowings principal of $615.6 million and debenture principal of $93.4 million. In the three months ended December 31, 2020, we modified our amended and restated credit facility to add term loans of $110 million to finance in part the acquisition of Smart2Pay and Base Commerce.

Summary of Quarterly Results and Trend Analysis

	Three months ended
(In thousands of U.S. dollars except for per share amounts)	Dec. 31, 2021 $	Sep. 30, 2021 $	Jun. 30, 2021 $	Mar. 31, 2021 $	Dec. 31, 2020 $	Sep. 30, 2020 $	Jun. 30, 2020 $	Mar. 31, 2020 $

Revenue	211,875	183,932	178,239	150,480	115,907	93,755	83,325	83,239

Cost of revenue	49,115	38,332	33,124	27,184	23,519	17,007	13,561	15,168

Gross profit	162,760	145,600	145,115	123,296	92,388	76,748	69,764	68,071

Selling, general and administrative expenses	140,921	106,076	95,870	88,436	68,437	60,776	50,893	54,866

Operating profit	21,839	39,524	49,245	34,860	23,951	15,972	18,871	13,205

Finance income	(550)	(538)	(912)	(859)	(1,257)	(1,375)	(1,449)	(1,346)

Finance costs	5,001	5,131	3,432	3,315	2,494	101,255	24,083	31,259

Net finance costs	4,451	4,593	2,520	2,456	1,237	99,880	22,634	29,913

Loss (gain) on foreign currency exchange	(2,486)	727	1,691	(445)	1,029	(9,544)	(18,286)	45,719

Income (loss) before income tax	19,874	34,204	45,034	32,849	21,685	(74,364)	14,523	(62,427)

Income tax expense (recovery)	7,535	6,202	6,120	5,059	(892)	3,505	558	(84)

Net income (loss)	12,339	28,002	38,914	27,790	22,577	(77,869)	13,965	(62,343)

Net income (loss) per share attributable to common shareholders of the Company

Basic	0.08	0.19	0.27	0.19	0.16	(0.88)	0.16	(0.74)

Diluted	0.07	0.19	0.26	0.19	0.16	(0.88)	0.15	(0.74)

Adjusted EBITDA (a)	91,454	80,943	79,375	65,462	51,313	40,991	37,390	33,288

Adjusted net income (a)	70,574	62,341	64,506	51,161	46,492	16,455	16,259	9,780

Adjusted net income per share attributable to common shareholders of the Company (a)

Basic	0.48	0.44	0.46	0.36	0.34	0.18	0.18	0.11

Diluted	0.47	0.42	0.44	0.35	0.33	0.17	0.18	0.11

(a)	These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.

Quarterly Trend Analysis

The quarterly increase in revenue and cost of revenue was primarily due to Total volume organic growth as well as from acquisitions (Smart2Pay in November 2020, Base Commerce in January 2021, Mazooma in August 2021, Simplex and Paymentez in September 2021).

The quarterly increase in selling, general and administrative expenses is primarily due to organic growth, acquisitions, as well as higher share-based payments due to the accelerated vesting of the Legacy Option Plan stock options and options granted under the Omnibus Plan as part of the Company’s TSX listing in September 2020, as well as options, PSUs and RSUs granted in 2021.

The decrease in operating profit and net income in the three months ended December 31, 2021 was mainly driven by the increase in share-based compensation expense, primarily due to awards to employees who joined the Company relating to acquisitions completed during the year and other employee grants, as well as higher acquisition and integration costs resulting from the completion of three acquisitions during the third quarter of 2021 as we continued to execute on our acquisition strategy. Higher expenses were partially offset by the increase in gross profit during the same period.

Liquidity and Capital Resources

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

•	Our ability to generate cash flows from our operations;
•	The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•	Our capital expenditure requirements.

The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.

Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in our selective acquisitions and product and technology, as well as operations, selling and general and administrative expenses and debt service.

Our capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures. we fund those requirements out of our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.

The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement for our credit facility. Under our credit facility, we must maintain a total leverage ratio of less than or equal to 7.5 : 1.00 for the current period, with the ratio decreasing year over year every October 1st, until it reaches 6.50 : 1.00 for the period after September 30, 2023. As at December 31, 2021, the Company was in compliance with this requirement.

We believe that the Company’s available cash, cash flows generated from operations, loans and borrowings will be sufficient to meet the our projected operating and capital expenditure requirements for at least the next 12 months.

Credit Facilities and 2021 Financing Activities

On June 18, 2021, we renegotiated the terms of our credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $212 million to $512 million in the form of term loans and from $100 million to $350 million in the form of a revolving facility. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. Concurrently with the execution of the amended agreement, we borrowed $300 million under the amended term loan facility to fund a portion of the Mazooma, Simplex and Paymentez acquisitions.

ANNUAL REPORT 2021 | 39

On September 28, 2021 we renegotiated the terms of our credit facility to increase the total financing capacity available under the revolving credit facility from $350 million to $385 million. In addition to the cash balances, as at December 31, 2021, this revolving credit facility was unused and available to be drawn to meet ongoing working capital requirements.

As at December 31, 2021 we had letters of credit issued totaling $46.1 million ($30.1 million as at December 31, 2020 ).

Base Shelf Prospectus

On December 7, 2020, we filed a short form base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus allowed us and certain of our security holders to qualify the distribution by way of prospectus in Canada, and the U.S., of up to $850 million of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. On May 20, 2021, we amended our short form base shelf prospectus to increase the aggregate amount available under the base shelf prospectus from $850 million to $1,800 million. On October 4, 2021, we filed a Form F-10 to allow for sales of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, into the United States. The amount available under the base shelf prospectus has been decreased by the amount of the transactions described below.

On March 24, 2021, we closed a secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc. (a holding company controlled by Philip Fayer, our Founder, Chair and Chief Executive Officer), CDP Investissements Inc., (a wholly-owned subsidiary of Caisse de dépôt et placement du Québec), and David Schwartz, our Chief Financial Officer of an aggregate of 9,169,387 Subordinate Voting Shares, at a purchase price of $60.22 per Subordinate Voting Share for total gross proceeds to the selling shareholders of approximately $552 million. On June 7, 2021 we closed another secondary offering on a bought deal basis by funds managed by Novacap Management Inc., Whiskey Papa Fox Inc., CDP Investissements Inc. as well as three members of our management team of an aggregate of 7,165,378 Subordinate Voting Shares, at a purchase price of $69.78 per Subordinate Voting Share for total gross proceeds to these selling shareholders of approximately $500 million. These offerings resulted in the conversion of 15,833,188 multiple voting shares of the Company (the “Multiple Voting Shares”) into Subordinate Voting Shares on a one for one basis and had no impact on the Company’s liquidity and capital position.

On August 3, 2021, in connection with our acquisition of Mazooma, we issued 138,522 Subordinate Voting Shares to the sellers as a consideration for approximately 24% of the purchase price.

Nasdaq Listing

On October 8, 2021, we completed our Nasdaq listing in the United States by issuing a total of 3.45 million Subordinate Voting Shares (including the exercise in full by the underwriters of their over-allotment option), at a price of $123.14 per Subordinated Voting Share, for aggregate gross proceeds of approximately $424.8 million. In connection with this offering, our Subordinate Voting Shares started trading in U.S. dollars on the Nasdaq under the symbol “NVEI”. Following the Nasdaq listing, on October 13, 2021, we voluntarily delisted the “NVEI.U” U.S. dollar ticker from the TSX. Our Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol “NVEI”.

The net proceeds of $408.2 million received as part of our Nasdaq listing remain available as of December 31, 2021.

Unsecured Convertible Debentures Due to Shareholders

In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. The TSX listing proceeds were used to repay in full the principal amount, outstanding original issue discount and accrued interest, on the unsecured convertible debenture due to shareholders in the amount of $93.4 million. As part of the TSX listing in September 2020, $30.2 million in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company.

Cash Flows

	Years ended December 31		Change

(In thousands of U.S. dollars, except for percentages)	2021 $	2020 $	$	%

Cash flow from (used in):

Operating Activities	266,857	94,752	172,105	182

Investing Activities	(395,108)	(58,617)	(336,491)	n.m	.

Financing Activities	706,075	82,702	623,373	n.m	.

Effect of movements in exchange rates on cash	(9,970)	1,813	(11,783)	n.m	.

Net increase in cash	567,854	120,650	447,204	371

Cash – beginning of period	180,722	60,072	120,650	201

Cash - end of period	748,576	180,722	567,854	314

Cash Flows From Operating Activities

For the year ended December 31, 2021, $266.9 million of cash was generated from operating activities compared to $94.8 million for the year ended December 31, 2020. The increase was primarily due to business growth and, to a lesser extent, our acquisitions. The interest paid in the year ended December 31, 2021 decreased by $29.4 million compared to the same period in 2020, reflecting the partial repayment of indebtedness using the proceeds from the TSX listing in September 2020 as well as lower interest rates negotiated under the amended and restated credit facility. This was partially offset by the increase in income taxes paid of $17.8 million for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Cash Flows Used in Investing Activities

For the year ended December 31, 2021, $395.1 million of cash was used in investing activities. This resulted primarily from the cash consideration for our acquisitions, net of cash acquired. For the year ended December 31, 2020, $58.6 million of cash was used in investing activities, mainly due to cash consideration for the acquisition of Smart2Pay of $67.5 million, net of cash acquired.

Cash Flows From Financing Activities

For the year ended December 31, 2021, $706.1 million of cash was generated from financing activities mainly reflecting proceeds from loans and borrowings and our Nasdaq listing. For the year ended December 31, 2020, cash from financing activities mainly reflected net repayment of loans and borrowings, as well as proceeds from the TSX listing in September 2020.

ANNUAL REPORT 2021 | 41

Contractual Obligations and Commitments

We have contractual obligations and commitments with a variety of expiration dates. The table below outlines our contractual obligations and commitments, including estimated interest payments, at December 31, 2021:

	Contractual cash flows
(In thousands of U.S. dollars)	Total $	Less than 1 year $	1 to 5 years $	More than 5 years $
Trade and other payables (excluding sales tax)	91,490	91,490	—	—
Due to merchants	720,874	720,874	—	—
Credit facilities	557,591	20,402	537,189	—
Lease liabilities	11,258	3,290	6,078	1,890
Other liabilities	16,540	12,317	4,223	—
Contractual commitments	3,899	1,098	2,801	—
	1,401,652	849,471	550,291	1,890
Segregated funds	(720,874)	(720,874)	—	—
	680,778	128,597	550,291	1,890

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions and Executive Compensation

We have no related party transactions other than those presented in Note 23 in the Consolidated Financial Statements, which are reproduced as follows.

Transactions with Key Management Personnel

Key management personnel compensation comprises the following:

	Three months ended December 31		Years ended December 31
(In thousands of U.S. dollars)	2021 $	2020 $	2021 $	2020 $

Salaries and short-term employee benefits	1,854	1,534	5,861	4,369
Share-based payments	15,442	449	23,895	5,955

	17,296	1,983	29,756	10,324

CEO Grants

In connection with our Nasdaq listing, we granted Philip Fayer, the Company’s Founder, Chair and Chief Executive Officer, special awards consisting of 665,000 Performance Share Units (the “PSUs”) and 2,200,000 options to acquire Subordinate Voting Shares pursuant to our Omnibus plan. These grants were made in recognition of Mr. Fayer’s instrumental role in the Company’s achievements as well as the significant potential impact he is anticipated to make towards achieving the Company’s strategic and business goals going forward. These grants are also designed to provide both multi-year retention incentives and to align Company strategy and achievement of business and operating objectives with long-term shareholder value creation.

Vesting of the PSUs and the options is subject to the satisfaction of both a performance-based vesting condition and a time-based vesting condition.

The PSUs will vest in equal increments of 33.33% per year over three years, subject to continued service and to the achievement of a sustained and significant share price hurdle before December 31, 2024 (increase of 50% over the base price of $123.14 on Nasdaq during 45 consecutive trading days). The stock options will vest in equal increments of 25% per year over four years, subject to continued service and to the achievement of sustained and significant share price hurdles before the sixth anniversary of the grant date (increase of 100% and 200%, respectively, as to each half of the grant, over the exercise price of $123.14 on Nasdaq during 45 consecutive trading days).

Other Related Party Transactions

		Three months ended December 31		Years ended December 31
(In thousands of U.S. dollars)		2021 $	2020 $	2021 $	2020 $

Expenses – Travel	(i)	34	489	305	1,907

Unsecured convertible debentures due to shareholders	(ii)	—	—	—	15,503

		34	489	305	17,410

(i) In the normal course of operations, we receive services from a company owned by a shareholder of the Company. The services received consist of travel services.

(ii) In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the TSX listing in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance was repaid with the cash proceeds of the TSX listing.

Financial Instruments and Other Instruments

In the ordinary course of its business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei’s financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. (Please refer to the “Risks Relating to Our Business and Industry” section of the AIF.)

Credit and Concentration Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from our cash, trade and other receivables, advances to third parties, segregated funds and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

Cash and Processor Deposits

The credit risk associated with cash, segregated funds and processor deposits is limited because they are maintained only with highly rated large financial institutions.

Trade and Other Receivables

We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

There is a concentration of credit risk as of December 31, 2021, with respect to our receivables from our main processors, which represented approximately 37% (December 31, 2020 – 39%) of trade and other receivables.

ANNUAL REPORT 2021 | 43

Advances to Third Parties

The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when we become entitled to payment under the agreements.

Foreign Currency Risk

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results. We do not currently enter into arrangements to hedge foreign currency risk.

Approximately 54% of our revenues and approximately 32% of our expenses are in currencies other than the U.S. dollar. The main other currencies are the Euro (“EUR”) and the British Pounds (“GBP”) which represented respectively 16% and 11% of our revenues.

The following table provides an indication of our significant foreign exchange currency exposures as stated in U.S.dollars as at December 31, 2021:

(In thousands of U.S. dollars)	CAD $	EUR $	GBP $	Other $	Total $
Cash	2,265	40,490	9,483	16,934	69,172
Trade and other receivables	5,800	6,229	1,530	4,310	17,869
Trade and other payables	(16,463)	(28,979)	(2,261)	(27,885)	(75,588)
Lease liabilities	—	(381)	—	(3,767)	(4,148)
Net financial position exposure	(8,398)	17,359	8,752	(10,408)	7,305

A 10% sudden and sustained strengthening of the above foreign currencies dollar against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% sudden and sustained weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

(In thousands of U.S. dollars)	CAD $	EUR $	GBP $	Other $	Total $

Increase (decrease) on equity and net income	(840)	1,736	875	(1,041)	731

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.

All other loans and borrowings bear interest at floating rates, and we are therefore exposed to the cash flow risk resulting from interest rate fluctuations.

Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in a decrease of $3,719 in profit or loss in 2021 (2020 –$2,119). A decrease of 100 basis points at the reporting date would have had no impact on interest expense as the current effective rate is the floor rate of the agreement. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Fair Value Risk

Certain of the our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

In establishing fair value, we use a fair value hierarchy based on levels as defined below:

a.   Level 1: defined as observable inputs such as quoted prices in active markets.

b.   Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

c.   Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

We have determined that the carrying amounts of our current financial assets and financial liabilities approximate their fair value given their short-term nature.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

The fair value of fixed interest rate non-current unsecured convertible debentures due to shareholders approximate their carrying amounts at the reporting dates.

Refer to Note 22 of the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:

Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.

Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. We use valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions we made regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We do not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.

ANNUAL REPORT 2021 | 45

Recoverable Amount of Goodwill. Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which we have based our determination of fair value less costs of disposal include estimated sales volumes, input costs, and selling, general and administrative expenses as well as the multiples applied to forecasted Adjusted EBITDA. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.

Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.

New Accounting Standards and Interpretations Adopted

A number of amendments to existing standards issued by the IASB have been applied in preparing our Consolidated Financial Statements. None of the amendments had an impact on our Consolidated Financial Statements.

The following amendments were adopted on January 1, 2020:

Amendments to references to conceptual framework in IFRS standards

On March 29, 2018, the IASB issued a revised version of its Conceptual Framework, which included the following main improvements:

•    New concepts on measurement, including factors to be considered when selecting a measurement basis;

•    New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;

•    New guidance on when assets and liabilities are removed from financial statements;

•    Updated definitions of an asset and liability;

•    Updated criteria for including assets and liabilities in financial statements; and

•    Clarifications of prudence, stewardship, measurement uncertainty and substance over form.

Definition of a business (amendments to IFRS 3, Business Combinations)

We adopted amendments to IFRS 3, Business Combinations that seek to clarify whether an acquisition results in a business acquisition or a group of assets. The amended definition of a business has a narrow scope, stating that the process must be substantial, and that the inputs and the process must together have the capacity to contribute significantly to the creation of outputs. In addition, the definition of output is reduced to the concept of goods and services to customers, whereas the previous definition emphasized returns in the form of dividends. The amendments also include an optional fair value concentration test that simplifies the assessment of whether an acquisition results in a business acquisition or a group of assets.

Definition of material (amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)

On October 31, 2018, the IASB clarified the definition of materiality. Following this amendment, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

IFRS 16 – COVID-19-related rent concessions

On May 28, 2020, the IASB published an amendment to IFRS 16, Leases, that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification.

The following amendments were adopted on January 1, 2021:

Interest rate benchmark reform - Phase 2

We adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:

•    Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as change in the effective interest rate of the instrument rather than as an immediate gain or loss.

•    Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.

All the amendments described above had no impact on our Consolidated Financial Statements.

New Accounting Standards and Interpretations Issued But Not Yet Adopted

A number of amendments to existing standards issued by the IASB are mandatory but not yet effective for the year ended December 31, 2021. We are not expecting that these amendments will have any material impact on our consolidated financial statements.

Amendments to references to conceptual framework in IFRS Standards

This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, add a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarify that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to liability classification

On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (the amendments), to clarify the requirements for classifying liabilities as current or non-current. More specifically:

a.   The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists;

b.   Management expectations about events after the consolidated statement of financial position date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant; and

c. The amendments clarify the situations that are considered settlement of a liability.

The amendments are applicable to annual periods beginning on or after January 1, 2023.

ANNUAL REPORT 2021 | 47

Outstanding Share Data

As of March 4, 2022, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 66,948,547 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.

As of March 4, 2022, there were 2,558,340 options outstanding under the Company’s legacy stock option plan dated September 21, 2017 and 6,211,082 options outstanding under the Company’s Omnibus Plan. Each such option is or may become exercisable for one Subordinate Voting Shares.

As of March 4, 2022, there were 10,371 Deferred Share Units, 969,336 Restricted Share Units and 1,395,169 Performance Share Units outstanding under the Company’s Omnibus Plan.

Risk Factors

In addition to all other information set out in this MD&A and our audited consolidated financial statements and notes for the fiscal year ended December 31, 2021, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under “Risk Factors’” in our Annual Information Form. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

Controls and Procedures

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including Canadian securities legislation and the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including Canadian securities legislation and the Commission’s rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2021.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework the Chief Executive Officer and the Chief Financial Officer used to design our internal controls over financial reporting is the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that our internal control over financial reporting was effective as of December 31, 2021.

Change in Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to our internal controls over financial reporting during the three months and year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting. No such changes were identified through their evaluation.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on Scope of Design

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Mazooma, which was acquired on August 3, 2021, Simplex and Paymentez, which were acquired on September 1, 2021. On a combined basis, these entities’ contribution to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2021 was approximately 3% of total revenues. Additionally, as at December 31, 2021, these entities’ current assets and current liabilities, on a combined basis, represented approximately 5% and 7%, respectively of our consolidated current assets and current liabilities, and these entities’ combined non-current assets, which include intangible assets and goodwill, represented approximately 18% of our consolidated non-current assets. The amounts recognized for the assets acquired and liabilities assumed as at the date of these acquisition are described in Note 4 of the Consolidated Financial Statements.

Additional Information

Additional information relating to the Company, including the Consolidated Financial Statements and the AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ANNUAL REPORT 2021 | 49

Consolidated Financial Statements

Nuvei Corporation

Years ended December 31, 2021 and 2020

(in thousands of US dollars)

ANNUAL REPORT 2021 | 51

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nuvei Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of profit or loss and comprehensive income or loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit Committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Valuation of technologies and partner and merchant relationships intangible assets acquired in the Base Commerce LLC (Base), Mazooma Technical Services Inc. (Mazooma), and SimplexCC Ltd. (Simplex) business combinations

As described in note 4 to the consolidated financial statements, the Company completed the business combinations of Base, Mazooma, and Simplex in 2021 for a total consideration of $437.8 million which resulted in intangible assets of $136.3 million related to technologies and $117.8 million related to partner and merchant relationships. To estimate the fair value of the intangible assets, management uses the royalty relief method to value technologies and the excess earnings method to value partner and merchant relationships using discounted cash flow models. Management applied judgment in estimating the fair value of intangible assets acquired, which involved the use of assumptions with respect to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of technologies and partner and merchant relationships intangible assets acquired in the Base, Mazooma, and Simplex business combinations is a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of these intangible assets acquired due to the judgment by management when developing the estimates; (ii) the significant audit effort in evaluating the assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) reading the purchase agreements; and (ii) testing management’s process for estimating the fair value of the technologies and partner and merchant relationships intangible assets acquired in the Base, Mazooma and Simplex business combinations. Testing management’s process included evaluating the appropriateness of the valuation methods and models, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the assumptions, including revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. Evaluating the reasonableness of assumptions used by management related to revenue and gross margin forecasts and partner and merchant attrition rates involved considering the current and past performance of the acquired businesses, similar prior business combinations made by the Company, and consistency with third party information. The reasonableness of the royalty rates was evaluated by considering comparable prior business combinations made by the Company and industry data. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management’s methods, models, and the reasonableness of the discount rates.

/s/ PricewaterhouseCoopers LLP1

Montréal, Canada

March 8, 2022

We have served as the Company’s auditor since 2005.

1 CPA auditor, CA, public accountancy permit No. A111799

ANNUAL REPORT 2021 | 53

Nuvei Corporation

Consolidated Statements of Financial Position

As at December 31, 2021 and 2020

(in thousands of US dollars)
	Notes	2021	2020
		$	$
Assets

Current assets

Cash		748,576	180,722

Trade and other receivables	5	39,262	32,055

Inventory	6	1,277	80

Prepaid expenses		8,483	4,727

Income taxes receivable		3,702	6,690

Current portion of advances to third parties	7	3,104	8,520

Current portion of contract assets		1,354	1,587

Total current assets before segregated funds		805,758	234,381

Segregated funds		720,874	443,394

Total current assets		1,526,632	677,775

Non-current assets

Advances to third parties	7	13,676	38,478

Property and equipment	8	18,856	16,537

Intangible assets	4, 9	747,600	524,232

Goodwill	4, 9	1,126,768	969,820

Deferred tax assets	18	13,036	3,785

Contract assets		1,091	1,300

Processor deposits		4,788	13,898

Other non-current assets		3,023	1,944

Total Assets		3,455,470	2,247,769

Nuvei Corporation

Consolidated Statements of Financial Position

As at December 31, 2021 and 2020

(in thousands of US dollars)
	Notes	2021	2020
		$	$
Liabilities

Current liabilities

Trade and other payables	10	101,848	64,779

Income taxes payable		13,478	7,558

Current portion of loans and borrowings	12	7,349	2,527

Other current liabilities	11	13,226	7,132

Total current liabilities before due to merchants		135,901	81,996

Due to merchants		720,874	443,394

Total current liabilities		856,775	525,390

Non-current liabilities

Loans and borrowings	12	501,246	212,726

Deferred tax liabilities	18	71,100	50,105

Other non-current liabilities	11	4,509	1,659

Total Liabilities		1,433,630	789,880

Equity

Equity attributable to shareholders

Share capital	14	2,057,105	1,625,785

Contributed surplus		69,943	11,966

Deficit		(108,749)	(211,042)

Accumulated other comprehensive income (loss)		(8,561)	22,470

		2,009,738	1,449,179

Non-controlling interest		12,102	8,710

Total Equity		2,021,840	1,457,889

Total Liabilities and Equity		3,455,470	2,247,769

Contingencies	26

Subsequent events	27

Approved by the Board of Directors

(signed) Philip Fayer	(signed) Michael Hanley
Chair of the Board	Chair of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

ANNUAL REPORT 2021 | 55

Nuvei Corporation

Consolidated Statements of Profit or Loss and Comprehensive Income or Loss

For the years ended December 31, 2021 and 2020

(in thousands of US dollars, except for per share amounts)

		2021	2020
	Notes	$	$
Revenue	15	724,526	376,226
Cost of revenue	15	147,755	69,255
Gross profit		576,771	306,971

Selling, general and administrative expenses	15	431,303	234,972
Operating profit		145,468	71,999

Finance income	16	(2,859)	(5,427)
Finance costs	16	16,879	159,091
Net finance costs		14,020	153,664
Loss (gain) on foreign currency exchange	2	(513)	18,918
Income (loss) before income tax		131,961	(100,583)

Income tax expense	18	24,916	3,087
Net income (loss)		107,045	(103,670)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(31,031)	32,855
Comprehensive income (loss)		76,014	(70,815)

Net income (loss) attributable to:
Common shareholders of the Company		102,293	(106,230)
Non-controlling interest		4,752	2,560
		107,045	(103,670)

Comprehensive income (loss) attributable to:
Common shareholders of the Company		71,262	(73,375)
Non-controlling interest		4,752	2,560
		76,014	(70,815)

Net income (loss) per share	19
Net income (loss) per share attributable to common shareholders of the Company
Basic		0.73	(1.08)
Diluted		0.71	(1.08)

The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2021 and 2020

(in thousands of US dollars)

		2021	2020
	Notes	$	$
Cash flow from operating activities
Net income (loss)		107,045	(103,670)
Adjustments for:
Depreciation of property and equipment	8	5,811	5,121
Amortization of intangible assets	9	85,017	64,552
Amortization of contract assets		2,180	2,114
Share-based payments	17	53,180	10,407
Net finance costs	16	14,020	153,664
Loss (gain) on foreign currency exchange		(513)	18,918
Income tax expense	18	24,916	3,087
Write-down of inventory to net realizable value	6	—	513
Impairment on disposal of a subsidiary	4b	—	338
Changes in non-cash working capital items	24	21,604	(2,281)
Interest paid		(14,351)	(43,788)
Income taxes paid		(32,052)	(14,223)
		266,857	94,752
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4a	(387,654)	(67,537)
Proceeds from the sale of a subsidiary, net of cash	4b	—	19,045
Decrease (increase) in other non-current assets		10,525	(1,683)
Net decrease in advances to third parties	7	9,190	9,401
Acquisition of property and equipment	8	(5,728)	(3,395)
Acquisition of intangible assets	9	(21,441)	(14,448)
		(395,108)	(58,617)
Cash flow from financing activities
Proceeds from loans and borrowings	12	300,000	110,000
Transaction costs related to loans and borrowings	12	(5,529)	(3,380)
Proceeds from exercise of stock options	14	8,994	—
Proceeds from issuance of shares	14	424,833	758,597
Transaction costs from issuance of shares	14	(15,709)	(42,966)
Repayment of loans and borrowings	12	(2,560)	(642,786)
Payment of lease liabilities		(2,594)	(2,439)
Dividend paid by subsidiary to non-controlling interest		(1,360)	(940)
Repayment of convertible debentures from shareholders	13	—	(93,384)
		706,075	82,702
Effect of movements in exchange rates on cash		(9,970)	1,813
Net increase in cash		567,854	120,650
Cash – Beginning of Year		180,722	60,072
Cash – End of Year		748,576	180,722

The accompanying notes are an integral part of these consolidated financial statements.

ANNUAL REPORT 2021 | 57

Nuvei Corporation

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021 and 2020

(in thousands of US dollars)

		Attributable to shareholders of the Company
	Notes	Share capital $	Contributed surplus $	Deficit $	Accumulated other comprehensive income (loss) $	Non- Controlling interest $	Total equity $

Balance as at January 1, 2020		450,523	1,603	(104,812)	(10,385)	7,090	344,019

Contributions and distributions

Share issuance	4,14	1,175,066	—	—	—	—	1,175,066

Share redemption	17	(1)	—	—	—	—	(1)

Exercise of stock options	17	197	(44)				153

Equity-settled share-based payments	17	—	10,407	—	—	—	10,407

Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(940)	(940)

Net loss and comprehensive loss		—	—	(106,230)	32,855	2,560	(70,815)

Balance as at December 31, 2020		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions

Share issuance	14	419,609	—	—	—	—	419,609

Exercise of stock options	14,17	11,711	(2,717)	—	—	—	8,994

Equity-settled share-based payments	15	—	53,180	—	—	—	53,180

Tax effect - equity-settled share-based payments	18	—	7,514	—	—	—	7,514

Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(1,360)	(1,360)

Net income and comprehensive income		—	—	102,293	(31,031)	4,752	76,014

Balance as at December 31, 2021		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

The accompanying notes are an integral part of these consolidated financial statements.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

1.    Reporting entity

Nuvei Corporation (“Nuvei” or the “Company”) is a global payment company providing payment solution to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).

On September 22, 2020, the Company completed its Canadian initial public offering on the Toronto Stock Exchange (“TSX”, “TSX listing”). The Company’s Subordinate Voting Shares are listed on the TSX under the symbol “NVEI”. On October 6, 2021, the Company completed its public offering on the Nasdaq Global Select Market (“Nasdaq”, “Nasdaq listing”), under the symbol “NVEI”. Following the Nasdaq listing, on October 13, 2021, Nuvei voluntarily delisted its “NVEI.U” US dollar ticker on the TSX. Nuvei’s Subordinate Voting Shares continue to trade on the TSX in Canadian dollars under the symbol “NVEI”.

2.    Basis of preparation and consolidation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements as at and for the years ended December 31, 2021 and 2020 were authorized for issue by the Company’s Board of Directors on March 7, 2022.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	Advances to third parties (note 7), contingent considerations and put option liability (note 11), and investments, which are measured at fair value; and

•	Share-based compensation transactions, which are measured pursuant to IFRS 2, Share-based Payment (note 17).

Operating segments

The Company has one reportable segment for the provision of payment technology solutions to merchants and partners in North America, Europe, Middle East and Africa, Latin America and Asia Pacific.

Use of estimates, judgments and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, judgments and assumptions.

Judgments

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements include the following:

Revenue recognition (note 3)

The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue

ANNUAL REPORT 2021 | 59

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Determining the fair value of identifiable intangible assets following a business combination (note 4)

The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Expense recognition of share-based payments with performance conditions (note 17)

The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions and the timing of their achievement, which is difficult to predict. The final expense is only determinable when the outcome is known.

Assumptions and estimation uncertainties

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of goodwill (note 9);

•	Estimating the provision for losses on merchant accounts (note 11);

•	Estimating the fair value of share-based payment transactions (note 17);

•	Estimating the recoverable amount of tax balances for recognition of tax assets (note 18); and

•	Estimating the fair value of financial instruments carried at fair market value and considered level 3 measurement (note 22).

COVID-19 impact on judgments, assumptions and estimation uncertainties

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the consolidated financial statements for the years ended December 31, 2021 and 2020 has been limited.

There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, including the emergence of variant strains such as Delta and Omicron and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain future developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; the impact on economic activity and domestic and international trade; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Reclassification of comparative information

In the first quarter of 2021, certain comparative figures related to foreign currency exchange gains or losses have been reclassified to conform with the presentation for the current year. For the year ended December 31, 2020, a foreign currency exchange loss of $11,020, which had previously been classified in net finance costs and a foreign currency exchange loss of $7,898 previously classified within Selling, general and administrative expenses (“SG&A”) were reclassified as an aggregate amount within Loss (gain) on foreign currency exchange in the consolidated statement of profit or loss. The cash flow from operating activities was reclassified to align with this presentation with no impact on the total cash flow from operating activities. These reclassifications resulted in a revision to operating profit for the year ended December 31, 2020 from $64,101 as previously reported, to $71,999 but had no impact on net income or net income per share. The Company believes this presentation provides more relevant information on the total foreign currency exchange amounts incurred during the reporting period, and provides better comparability of SG&A expenses and net finance costs in the consolidated statement of profit or loss. Certain others comparative figures have been reclassified to conform to the current year’s presentation.

3.    Significant accounting policies and new accounting standards

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by the Company’s subsidiaries, unless otherwise indicated.

Foreign currency

Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is also the Company’s functional currency.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Foreign currency differences are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations whose functional currency is not the US dollar, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average exchange rate for the period.

Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation reserve (accumulated other comprehensive income (loss)), except to the extent that the translation difference is allocated to the non-controlling interest.

ANNUAL REPORT 2021 | 61

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or a liability resulting from a contingent consideration arrangement. Contingent consideration is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in the consolidated statements of profit or loss and comprehensive income or loss. Contingent consideration that is payable contingent upon key employees’ continued employment with the Company is expensed over the service period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company measures goodwill as the fair value for the consideration transferred including the recognized amount of any non controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statements of profit or loss and comprehensive income or loss as a gain from a bargain purchase.

To estimate the fair value of the intangible assets, management uses the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed assumptions related to revenue and gross margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

If the final purchase price allocation for a business combination is incomplete, the Company reports provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

Transaction costs, other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss.

Basis of consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The Company’s principal subsidiaries, their jurisdiction of incorporation and the Company’s percentage ownership share of each are as follows:

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Subsidiary	Jurisdiction of incorporation	Ownership percentage

Loan Payment Pro (“LPP”)	United States	60%

Nuvei Commerce LLC (formerly known as “Base Commerce Acquisition Company, LLC”)	United States	100%

Nuvei Consulting Services Ltd. (Fomerly known as “SafeCharge (Israel) Ltd.”)	Israel	100%

Nuvei International Group Limited (formerly known as “SafeCharge International Group Limited”)	Guernsey	100%

Nuvei Ltd. (formerly known “SafeCharge Digital Limited”)	Cyprus	100%

Nuvei Technologies Corp.	Canada	100%

Nuvei Technologies Inc.	United States	100%

Nuvei Technology & Services B.V. (formerly known as “Smart2Pay Technology & Services B.V.”)	Netherlands	100%

Nuvei US LLC (formerly known as “Mazooma US Inc.”)	United States	100%

SimplexCC Ltd.	Israel	100%

Non-controlling interest

In the case of a business combination involving less than 100% of ownership interests, a non-controlling interest is measured either at fair value or at the non-controlling interest’s share of the identifiable net assets of the acquiree. The basis of measurement is determined on a transaction-by-transaction basis. Changes in the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized revenue and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Revenue from contracts with customers

Performance obligations and revenue recognition policies

Revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for these goods and services. The following describes the nature and timing of the satisfaction of performance obligation in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Merchant transaction and processing services

Revenue from the Company’s merchant transaction and processing services revenues are derived primarily from e-commerce and retail point of-sale payment processing services, and stem from relationships with individual merchants. Additionally, transaction and processing services revenues stem from contracts with financial institutions and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.

The Company’s transaction and processing revenues primarily comprise (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

ANNUAL REPORT 2021 | 63

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The Company’s promise to its customers is to stand ready to process transactions the customer requests on a daily basis over the contract term. The Company has determined that the merchant transaction and processing services represent a stand-ready series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. As a result, the Company has determined that merchant arrangements for transaction and processing services represent one performance obligation. Substantially all of the Company’s revenues are recognized over time as a daily series over the term of the contracts.

To provide the transaction and processing services, the Company routes and clears each transaction, and obtains authorization for the transaction and requests funds settlement from the card issuing financial institution, through the applicable payment network. When third parties are involved in the transfer of goods or services to a customer, the Company considers the nature of each specific promised good or service and applies judgment to determine whether it controls the good or service before it is transferred to a customer or whether it is acting as an agent of the third party. To determine whether or not it controls the good or service before it is transferred to the customer, the Company assesses a number of indicators including whether it or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service. Based on the Company’s assessment of these indicators, it has concluded that its promise to the customer to provide transaction and processing services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. When the Company does not have the ability to direct the use of and obtain substantially all of the benefits of the services provided by the card issuing financial institutions and payment networks before these services are transferred to the customer, and on that basis, it does not control these services prior to being transferred to the customer, the Company presents revenues net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks. In all other instances, the transaction and processing services revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Since the timing and quantity of transactions to be processed by the Company is not determinable in advance, and the consideration received is contingent upon the customers’ uses (e.g. a percentage of the transaction value or a fixed fee per transaction, number of payment transactions processed, or number of cards on file), the total transaction price is variable. The Company has determined that the performance obligation to provide merchant transaction and processing services meets the allocation of variable consideration exception criteria in that (a) the terms of the variable payment relate specifically to the entity’s efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.

Other revenues

The Company may sell hardware (“point-of-sale equipment”) as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third-party vendors and holds the hardware in inventory until purchased by a customer. The Company accounts for sales of hardware as a separate performance obligation and recognizes the revenue at its stand-alone selling price when a customer obtains control of the hardware, which is generally when the hardware is shipped.

Segregated funds and due to merchants

Segregated funds represent amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company’s banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the transaction is settled.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Contract assets

Contract assets consist of costs to obtain contracts with customers, including employee sales commissions and fees to third party agents. At contract inception, the Company capitalizes such costs that it expects to recover and that would not have been incurred if the contract had not been obtained.

Consistent with the basis of transfer of the processing services to the customer, contract assets are amortized on a straight-line basis, over the expected period of contract benefit (ranging from three to five years), beginning when the accounts are activated and producing revenues. Amortization of contract assets is recorded in selling, general and administrative expense in the Company’s consolidated statement of profit or loss and comprehensive income or loss. Costs to obtain a contract with an expected period of benefit of one year or less are recognized as an expense when incurred.

Inventory

Inventory consists of point-of-sale terminals and is measured at the lower of cost and net realizable value. Cost includes purchase, conversion and other costs incurred in bringing the inventories to their present location and condition. Cost is determined using the first-in, first-out method. Net realizable value is defined as the estimated selling price in the ordinary course of business, less selling expenses.

Property and equipment

Recognition and measurement

Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Depreciation

Depreciation is calculated to write off the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in profit or loss as follows:

Assets	Period

Terminals	3 to 5 years

Computer equipment	3 years

Office equipment, furniture and fixtures	5 years

Leasehold improvements	Lease term

Right-of-use assets – Buildings	Lease term

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Intangible assets and goodwill

Recognition and measurement

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses.

Research and development of software

The Company develops software that is used in providing processing services to customers.

Expenditure on research activities is recognized in profit or loss as incurred.

ANNUAL REPORT 2021 | 65

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is carried at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets

Other intangible assets, including trademarks, technologies and partner and merchant relationships, that are acquired by the Company and have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Amortization

Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Assets	Period

Development costs – Computer software	3 - 5 years

Trademarks	3 - 15 years

Technologies	3 - 15 years

Partner and merchant relationships	5 - 15 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and are adjusted if appropriate.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified.

For impairment testing purposes, assets that cannot be tested individually are grouped to form the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating units” or “CGUs”). Goodwill is allocated to the CGU or CGU group that is expected to benefit from the synergies resulting from the business combination. Each unit or group of units to which goodwill is allocated is not to be larger than an operating segment.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. Fair value is determined through various valuation techniques including discounted cash flow models, valuation multiples, quoted market values and third party independent appraisals, as considered necessary. To estimate value in use, management estimates future cash flows from each asset or CGU, which are then discounted using a pre-tax discount rate that reflects current market appraisals of the time value of money and of risks of the specific asset. The data used for the impairment tests are directly related to the most recent forecast approved by the Company and are adjusted as needed to exclude the impact of future restructuring and improvements to assets.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Impairment losses are recognized in profit and loss. When recognized as CGUs, impairment losses are first allocated to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets of the CGU on a pro rata basis on the basis of the carrying amount of each asset in the CGU.

Goodwill impairment losses are not reversed. Impairment losses on non-financial assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or has been eliminated. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recorded.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Provision for losses on merchant accounts

Disputes between a cardholder and a merchant arise periodically, primarily as a result of their customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. The Company also offers transaction guarantee solutions to certain merchants.

A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.

The net charge for the provision for merchant losses is presented in selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss. When a transaction guarantee solution is provided in the merchant agreement, the related provision for merchant losses is presented in cost of revenue.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

ANNUAL REPORT 2021 | 67

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use assets are presented within property and equipment.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lease terms range from zero to ten years for facilities. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate unless the interest rate implicit in the lease can be readily determined.

Lease payments included in the measurement of the lease liability comprise:

•     fixed payments, including in-substance fixed payments;

•     variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•     amounts expected to be payable under a residual value guarantee; and

•    the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

At commencement or on modification of a contract that contains a lease component, the Company has elected not to separate non-lease components and instead to account for the lease and non-lease components as a single lease component.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Financial instruments

Recognition and initial measurement

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Classification and subsequent measurement

Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company’s financial instruments have been classified as follows:

Financial instruments	Classification
Financial assets
Cash	Amortized cost
Trade and other receivables	Amortized cost
Segregated funds	Amortized cost
Advances to third parties	FVTPL
Processor deposits	Amortized cost
Investments [1]	FVTPL

Financial liabilities
Trade and other payables	Amortized cost
Put option liability [2]	FVTPL
Contingent considerations [3]	FVTPL
Due to merchants	Amortized cost
Loans and borrowings	Amortized cost

1 Investments are presented as Other non-current assets in the Consolidated Statements of Financial Position

2 Put option liability is presented as Other liabilities in the Consolidated Statements of Financial Position

3 Contingent considerations are presented as Other liabilities in the Consolidated Statements of Financial Position

Financial assets classified and measured at amortized cost are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured using the effective interest method, less any impairment loss if:

•     The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•     The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

Interest income or expense is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Financial assets that do not meet the above conditions are classified and measured at FVTPL and any transaction costs are expensed as incurred.

A financial liability is classified at FVTPL if it is classified as held-for-trading, it is a contingent consideration in a business combination, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in profit or loss.

ANNUAL REPORT 2021 | 69

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position only when the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Impairment of non-derivative financial assets

At each reporting date, the Company recognizes loss allowances for expected credit losses (“ECL”) on financial assets carried at amortized cost.

The Company’s trade and other receivables are accounts receivable with no financing component and have maturities of less than 12 months, and as such the Company applies the simplified approach for ECLs. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

•    debt securities that are determined to have low credit risk at the reporting date; and

•    other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company’s approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

The Company uses the provision matrix as a practical expedient to measure ECLs on accounts receivable, based on days past due for groupings of receivables with similar loss patterns. Accounts receivable are grouped based on their nature. The provision matrix is based on historical and experience observed loss rates over the expected life of the receivables with merchants and processors, and is adjusted for forward-looking estimates. The Company also considers collection experience and makes estimates regarding collectability based on trends and aging.

Share capital

Common shares

Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.

Prior to the TSX listing on September 22, 2020, certain Class A common shares, Series A, for which a holder had a put option to require the Company to purchase all or part of the common shares at any time at fair value in exchange for cash were classified as financial liabilities.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Preferred shares

Prior to the TSX listing on September 22, 2020, the Company had preferred shares outstanding.

Redeemable preferred shares were classified as financial liabilities because they were redeemable in cash by the holders. Any dividends thereon were recognized as interest expense in profit or loss as they were accrued.

Non-redeemable preferred shares were classified as equity because they bore discretionary dividends, did not contain any obligations to deliver cash or other financial assets and did not require settlement in a variable number of the Company’s equity instruments.

Share-based payment arrangements

The Company has authorized long-term incentive plans under which options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”) can be granted. The grant date fair value of equity-settled share-based arrangements granted to directors, officers, employees and consultants is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards with which the related service is expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date.

When the Company grants share-based arrangements that vest upon reaching certain performance conditions, the Company assesses, at the grant date, whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.

When share-based arrangements have been communicated and service inception date is deemed to have occurred but a shared understanding of the terms and conditions of the arrangement has not been reached, an expense, with a corresponding increase in equity, is recognized over the vesting period of the awards based on the best estimate of fair value at grant date. A shared understanding of the terms and conditions is not met if the outcome of the arrangement is based primarily on subjective factors. The fair value at grant date will be revised at every reporting period until the uncertainty is resolved or lapses.

Net income (loss) per share

Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted average number of common shares outstanding during the year and the impact of securities that would have a dilutive effect on income (loss) per share.

Income taxes

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available.

ANNUAL REPORT 2021 | 71

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Current income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but the entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Investment tax credits and other government grants

Government grants, consisting of grants and investment tax credits, are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met or will meet the requirements of the approved grant program and there is reasonable assurance that the grant will be received.

Grants that compensate the Company for expenses incurred are recognized in profit or loss in reduction thereof on a systematic basis in the same years in which the expenses are recognized. Grants that compensate the Company for the cost of an asset are recognized in profit or loss on a systematic basis over the useful life of the asset.

The Company incurs research and development expenditures which are eligible for scientific research and experimental development (“SR&ED”) tax credit in certain jurisdictions. Refundable investment tax credits are recorded as SR&ED tax credits in the consolidated statements of profit or loss and comprehensive income or loss when there is reasonable assurance that the credits will be realized. Non-refundable SR&ED tax credits, which are deductible against income taxes otherwise payable, are recorded in income as a reduction of the related research and development expenses when there is reasonable assurance that the credits will be realized.

The SR&ED tax credits recorded are based on management’s best estimate of amounts expected to be recovered and are subject to audit by taxation authorities. To the extent that actual SR&ED tax credits differ from the estimate, those differences are recorded in the period of assessment by taxation authorities as an adjustment of the items to which they relate.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

New accounting standards and interpretations adopted

A number of amendments to existing standards issued by the IASB have been applied in preparing these consolidated financial statements. None of the amendments had an impact on these consolidated financial statements.

The following amendments were adopted on January 1, 2020:

Amendments to references to conceptual framework in IFRS standards

On March 29, 2018, the IASB issued a revised version of its Conceptual Framework, which included the following main improvements:

•    New concepts on measurement, including factors to be considered when selecting a measurement basis;

•    New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;

•    New guidance on when assets and liabilities are removed from financial statements;

•    Updated definitions of an asset and liability;

•    Updated criteria for including assets and liabilities in financial statements; and

•    Clarifications of prudence, stewardship, measurement uncertainty and substance over form.

Definition of a business (amendments to IFRS 3, Business Combinations)

The Company adopted amendments to IFRS 3, Business Combinations that seek to clarify whether an acquisition results in a business acquisition or a group of assets. The amended definition of a business has a narrow scope, stating that the process must be substantial, and that the inputs and the process must together have the capacity to contribute significantly to the creation of outputs. In addition, the definition of output is reduced to the concept of goods and services to customers, whereas the previous definition emphasized returns in the form of dividends. The amendments also include an optional fair value concentration test that simplifies the assessment of whether an acquisition results in a business acquisition or a group of assets.

Definition of material (amendments to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)

On October 31, 2018, the IASB clarified the definition of materiality. Following this amendment, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

ANNUAL REPORT 2021 | 73

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

IFRS 16 – COVID-19-related rent concessions

On May 28, 2020, the IASB published an amendment to IFRS 16, Leases, that provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification.

The following amendments were adopted on January 1, 2021:

Interest rate benchmark reform - Phase 2

The Company adopted the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. These amendments provide temporary relief which address the financial reporting effects when an interbank offered rate is replaced with an alternative nearly risk-free interest rate. The amendments provide two key reliefs which are applicable to changes undertaken as a direct consequence of the reform and where the change in rate are transacted on an economically equivalent basis:

•

Modification of financial instruments carried at amortized cost resulting from the reform are reflected prospectively as a change in the effective interest rate of the instrument rather than as an immediate gain or loss.

•	Upon certain criteria, hedging relationships that are directly impacted by the reform would be able to continue hedge accounting upon the transition to the new rate.

All the amendments described above had no impact on these consolidated financial statements.

New accounting standards and interpretations issued but not yet adopted

A number of amendments to existing standards issued by the IASB are mandatory but not yet effective for the year ended December 31, 2021. The Company is not expecting that these amendments will have any material impact on its consolidated financial statements.

Amendments to references to conceptual framework in IFRS Standards

This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to liability classification

On January 23, 2020, the IASB issued amendments to IAS 1, Presentation of Financial Statements (the amendments), to clarify the requirements for classifying liabilities as current or non-current. More specifically:

a.   The amendments specify that the conditions which exist at the end of the reporting period are those which will be used to determine if a right to defer settlement of a liability exists;

b.   Management expectations about events after the consolidated statement of financial position date, for example on whether a covenant will be breached, or whether early settlement will take place, are not relevant; and

c.   The amendments clarify the situations that are considered settlement of a liability.

The amendments are applicable to annual periods beginning on or after January 1, 2023.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

4.    Business combinations and disposals

a) Acquisitions

Transactions for the year ended December 31, 2021

Base Commerce LLC

On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004 which is contingent upon meeting certain performance metrics. Since the initial purchase price allocation was recognized, contingent consideration has been reduced by $4,000, intangible assets increased by $2,406, trade and other receivables decreased by $1,621 and trade and other payables have increased by $1,695 relating to facts and circumstances that existed at the time of acquisition and those adjustments have been reflected as an adjustment of $3,090 to goodwill.

To finance the cash consideration noted above, on December 31, 2020, the Company increased its credit facility by amending its credit agreement to add a term loan of $100,000 (note 12)

Base contributed revenues of $53,804 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $268 have been expensed during the year ended December 31, 2021 ($218 in 2020).

Mazooma Technical Services Inc.

On August 3, 2021, the Company acquired 100% of the shares of Mazooma Technical Services Inc. (“Mazooma”), a North American payments provider with instant bank-to-bank payments for pay-ins and payouts and real time payments for accelerated withdrawals. The purchase price including closing adjustment for this acquisition totaled $68,342 thousands Canadian dollars ($54,503). The initial consideration included a cash amount of $54,063 thousands Canadian dollars ($43,116) and $14,278 thousands Canadian dollars ($11,387) paid with the issuance of 138,522 Subordinate Voting Shares to the sellers, which was based on the quoted price of the Subordinate Voting Shares on the TSX on the closing date. The purchase price also includes a contingent consideration of up to a total maximum consideration, including the initial consideration, of $400,000 thousands Canadian dollars ($316,531). The contingent consideration is subject to meeting certain performance metrics over a three-year period. At the acquisition date, the fair value of the contingent consideration was estimated to be nil.

Mazooma contributed revenues of $2,194 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $1,106 have been expensed during the year ended December 31, 2021.

SimplexCC Ltd.

On September 1, 2021, the Company acquired 100% of the shares of SimplexCC Ltd. (“Simplex”), a payment solution provider to the digital asset industry connecting market participants including exchanges, brokers, wallet and liquidity providers, for a total cash consideration of $290,574 including $40,574 relating to working capital and closing adjustments. Subsequent to the initial purchase price allocation estimate, deferred tax liabilities and income tax payable have been reduced by $1,432 and $689 respectively while a deferred tax asset of $24 was recognized relating to facts and circumstances that existed at the time of acquisition and those adjustments have been reflected as a reduction of $2,145 of goodwill.

Simplex contributed revenues of $16,547 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $1,038 have been expensed during the year ended December 31, 2021.

ANNUAL REPORT 2021 | 75

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Concurrently with the business acquisition, the Company entered into long-term compensation arrangements for retention and future services. These arrangements were recognized separately from the business acquisition and are recorded in selling, general and administrative expenses as the service are rendered. In 2021, an amount of $10,750 was recorded.

Paymentez LLC.

On September 1, 2021, the Company acquired 100% of the shares of Paymentez LLC (“Paymentez”), a South American payments providers, for a total cash consideration of $24,459. Since the initial purchase price allocation was estimated, certain changes were made to the fair market value of the intangibles acquired resulting in an increase of $1,671 in technology, an increase in $222 in trademarks and a decrease of $880 in partner and merchant relationships, as well as the corresponding impact on the goodwill, representing a decrease of $1,013 .

Paymentez contributed revenues of $907 to the Company for the period from the acquisition date to December 31, 2021. Acquisition costs of $351 have been expensed during the year ended December 31, 2021.

To support the financing of the Mazooma, Simplex and Paymentez acquisitions noted above, on June 18, 2021, the Company increased its credit facility by amending its credit agreement to add a term loan of $300,000 (note 12).

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Purchase Price Allocation

The following table summarizes the final or preliminary amounts of assets acquired and liabilities assumed at the acquisition date for all acquisitions in the period:

	Base (Final) $	Mazooma (Preliminary) $	Simplex (Preliminary) $	Paymentez (Preliminary) $	Total $

Assets acquired

Cash	744	5,369	52,832	1,224	60,169

Segregated funds	122,139	18,506	3,632	94	144,371

Trade and other receivables	6,860	809	3,641	323	11,633

Prepaid expenses	42	238	—	—	280

Property and equipment	160	—	428	29	617

Processor deposits	1,385	—	—	—	1,385

Other non-current assets	—	—	—	1,109	1,109

Intangible assets

Trademarks	2,396	—	—	222	2,618

Technologies	8,809	22,076	105,435	10,878	147,198

Partner and merchant relationships	47,232	15,158	55,422	4,420	122,232

Goodwill[1]	32,109	28,069	103,098	9,196	172,472

Deferred tax assets	—	—	24	—	24

	221,876	90,225	324,512	27,495	664,108

Liabilities assumed					—

Trade and other payables	(7,059)	(290)	(6,104)	(1,287)	(14,740)

Other current liabilities	—	(1,763)	—	—	(1,763)

Due to merchants	(122,139)	(18,506)	(3,632)	(94)	(144,371)

Income taxes payable	—	(5,565)	(4,678)	(156)	(10,399)

Deferred tax liabilities	—	(9,598)	(19,524)	—	(29,122)

Other non-current liabilities	—	—	—	(1,499)	(1,499)

	92,678	54,503	290,574	24,459	462,214

Total consideration					—

Cash paid	89,674	43,116	290,574	24,459	447,823

Equity issuance	—	11,387	—	—	11,387

Contingent consideration	3,004	—	—	—	3,004

	92,678	54,503	290,574	24,459	462,214

1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base and Paymentez acquisitions is deductible for tax purposes.

ANNUAL REPORT 2021 | 77

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Transactions for the year ended December 31, 2020

Smart2Pay Technology & Services B.V.

On November 2, 2020, the Company acquired Smart2Pay Technology & Services B.V. (“Smart2Pay”), a payment services provider headquartered in the Netherlands. The fair value of the consideration transferred consisted of cash paid of 70,900 thousands Euro ($81,927) and 6,711,923 Subordinate Voting Shares issued from the Company’s treasury at a fair value of $37.95 per share, which is based on the quoted price of the Subordinate Voting Shares on the TSX on the closing date.

Smart2Pay contributed revenues of $9,753 and net income of $2,029 to the Company for the period from the acquisition date to December 31, 2020. The net income contribution includes the amortization of identifiable intangible assets acquired. Acquisition costs of $4,044 have been expensed and recorded under selling, general and administrative expenses in the consolidated statement of profit or loss and comprehensive income or loss for the year ended December 31, 2020.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Purchase price allocation

The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date:

Smart2Pay $

Assets acquired

Cash	14,390

Segregated funds	25,534

Trade and other receivables	89

Prepaid expenses	88

Other assets	96

Property and equipment	276

Right-of-use asset	95

Intangible assets:

Technologies	63,093

Partner and merchant relationships	103,503

Goodwilll [1]	198,439

405,603

Liabilities assumed

Trade and other payables	(1,026)

Due to merchants	(25,534)

Lease liabilities	(97)

Income tax payable	(631)

Deferred tax liabilities	(41,650)

336,665

Total consideration

Cash paid	81,927

Equity issuance	254,738

Total	336,665

1 Goodwill mainly consists of future growth, expected synergies and assembled workforce, which were not recorded separately since they do not meet the recognition criteria for identifiable intangible assets. Goodwill arising from this acquisition is not deductible for income tax purposes.

To finance a portion of the cash consideration noted above, on November 2, 2020, the Company also increased its credit facility (see note 12) by amending its credit agreement to add a term loan of $10,000.

ANNUAL REPORT 2021 | 79

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

b) Disposal of subsidiary

In May 2020, the Company disposed of CreditGuard, a wholly owned subsidiary of the Company for $21,108 including adjustments of $1,108. The measurement of the assets and liabilities of CreditGuard at fair value less cost to sell resulted in an impairment of $338 being recognized in selling, general and administrative expenses in the year ended December 31, 2020.

Assets and liabilities sold comprise the following:

$

Goodwill	7,664

Intangible assets	9,689

Trade and other receivables	1,673

Other assets	1,864

Assets disposed	20,890

Accounts payable and accrued liabilities	779

Other liabilities	728

Liabilities disposed	1,507

Cash proceeds, net of $2,063 in cash	19,045

5.    Trade and other receivables

	2021 $	2020 $

Trade receivables	34,765	26,657

Investment tax credits	36	805

Other receivables	4,461	4,593

Total	39,262	32,055

A discussion of the Company’s exposure to credit and market risks and impairment losses for trade receivables is presented in note 21.

6.    Inventory

For the year ended December 31, 2021, the cost of revenue includes inventory costs of $2,202 (2020 – $2,778) and there was no write-down to net realizable value (2020 – $513).

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

7.    Advances to third parties

Advances to third parties comprise the following:

	2021 $	2020 $

Advances to a third party independent sales organization	16,616	46,680

Other	164	318

	16,780	46,998

Current portion	(3,104)	(8,520)

Long-term portion	13,676	38,478

Commencing in 2018, the Company has entered into various agreements with a single third party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts. In 2021, aggregate cash consideration to acquire rights was nil in 2021 ($3,240 in 2020). Under the agreements, the Company is entitled to receive payments, equivalent to a specified percentage of the processing fee, directly from financial institutions when a merchant uses the payment processing services of the third party independent sales organization. The agreements provide for minimum guaranteed payments for the first three years of the arrangement, which is achieved by the third party independent sales organization providing for merchant replacements in order to meet those minimum guaranteed payments. Subsequent to three years, the portfolio of merchants is fixed, and the cash flows are no longer guaranteed. The Company has accounted for the transaction in two parts: 1) the acquisition of a loan portfolio, which will be settled through merchant residuals over the first three years of the agreement; and 2) a deposit paid on the right to acquire a fixed portfolio of merchant contracts at the end of the third year. Both components of this acquisition are recognized initially at fair value and are subsequently accounted for at FVTPL with the fair value of each unit of account being determined by calculating the present value of the future estimated cash flows over the term of the agreements using an appropriate market discount rate. The future cash flows are estimated based on historical experience and expected attrition using known information as well as current and forecasted economic conditions.

At the end of the minimum guarantee period of three years, in accordance with the agreements, these advances to a third party are settled in exchange for a fixed portfolio of merchants contracts. The portfolio of merchant contracts is recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.

The movement in the advances to a third party independent sales organization is as follows:

	2021 $	2020 $

Balance, beginning of year	46,680	51,175

Interest on advances to a third party	2,568	5,427

Merchant residuals received	(9,036)	(12,649)

Settlement of advances to a third party	(23,687)	—

Acquisition	—	3,240

Fair value remeasurement	91	(513)

Balance, end of year	16,616	46,680

ANNUAL REPORT 2021 | 81

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

8.    Property and equipment

	Note	Terminals $	Computer Equipment $	Office equipment, furniture and fixtures $	Leasehold Improvements $	Right-of-use assets – Buildings $	Total

Cost

Balance as at December 31, 2019		2,378	5,578	1,163	3,584	8,676	21,379

Acquisitions		541	2,725	47	82	3,176	6,571

Disposal		—	(3,401)	(72)	(74)	—	(3,547)

Acquisition through business combinations	4	—	164	43	69	95	371

Effect of movements in exchange rates		30	(270)	—	4	47	(189)

Balance as at December 31, 2020		2,949	4,796	1,181	3,665	11,994	24,585

Acquisitions		649	4,452	374	253	1,747	7,475

Acquisition through business combinations	4	41	446	111	19	—	617

Effect of movements in exchange rates		(7)	70	76	(36)	65	168

Balance as at December 31, 2021		3,632	9,764	1,742	3,901	13,806	32,845

Accumulated depreciation

Balance as at December 31, 2019		1,109	2,401	196	662	1,739	6,107

Depreciation		556	1,959	159	286	2,161	5,121

Disposal		—	(3,108)	(28)	(28)	—	(3,164)

Effect of movement in exchange rates		(1)	—	—	—	(15)	(16)

Balance as at December 31, 2020		1,664	1,252	327	920	3,885	8,048

Depreciation		556	2,373	223	341	2,318	5,811

Effect of movement in exchange rates		—	100	18	(8)	20	130

Balance as at December 31, 2021		2,220	3,725	568	1,253	6,223	13,989

Carrying amounts

At December 31, 2020		1,285	3,544	854	2,745	8,109	16,537

At December 31, 2021		1,412	6,039	1,174	2,648	7,583	18,856

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

9.    Intangible assets and goodwill

a)   Intangible assets

	Note	Computer software $	Trademarks $	Technologies $	Partner and merchant relationships $	Total intangible assets $	Goodwill $

Cost

Balance as at December 31, 2019		37,030	9,519	196,956	251,228	494,733	768,497

Acquisitions		14,448	—	—	—	14,448	—

Acquisition through business combinations	4	—	—	63,093	103,503	166,596	198,439

Disposal		(4,183)	(196)	(3,267)	(2,572)	(10,218)	(7,664)

Effect of movements in exchange rates		820	—	3,220	5,173	9,213	10,548

Balance as at December 31, 2020		48,115	9,323	260,002	357,332	674,772	969,820

Acquisitions		25,217	—	95	—	25,312	—

Acquisition through business combinations	4	—	2,618	147,198	122,232	272,048	172,472

Settlement of advances to a third party	7	—	—	—	23,687	23,687	—

Effect of movements in exchange rates		(178)	(6)	(4,963)	(8,141)	(13,288)	(15,524)

Balance as at December 31, 2021		73,154	11,935	402,332	495,110	982,531	1,126,768

Accumulated amortization

Balance as at December 31, 2019		10,473	4,584	9,171	62,125	86,353	—

Amortization		10,861	3,216	13,454	37,021	64,552	—

Disposal		—	(54)	(182)	(143)	(379)	—
Effect of movements in exchange rates		—	—	1	13	14	—

Balance as at December 31, 2020		21,334	7,746	22,444	99,016	150,540	—

Amortization		11,976	1,057	22,589	49,395	85,017	—

Effect of movements in exchange rates		—	—	(271)	(355)	(626)	—

Balance as at December 31, 2021		33,310	8,803	44,762	148,056	234,931	—

Carrying amounts

At December 31, 2020		26,781	1,577	237,558	258,316	524,232	969,820

At December 31, 2021		39,844	3,132	357,570	347,054	747,600	1,126,768

ANNUAL REPORT 2021 | 83

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

b)   Goodwill impairment test

For the years ended December 31, 2021 and 2020, the Company performed its annual impairment test of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company’s CGUs, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes, as follows:

	Notes	Nuvei Corporation [1] $	Digital Payments [2] $	Credit Guard $	Loan Payment Pro $	Total $

Balance as at December 31, 2019		313,560	431,890	7,664	15,383	768,497

Disposal of subsidiary		—	—	(7,664)	—	(7,664)

Acquisitions through business combinations	4	—	198,439	—	—	198,439

Effect of movements in exchange rates		—	10,548	—	—	10,548

Balance as at December 31, 2020		313,560	640,877	—	15,383	969,820

Acquisitions through business combinations	4	60,178	112,294	—	—	172,472

Effect of movements in exchange rates		—	(15,524)	—	—	(15,524)

Balance as at December 31, 2021		373,738	737,647	—	15,383	1,126,768

1 Includes the acquisitions of Base and Mazooma (note 4)

2 Includes the acquisitions of Smart2Pay, Simplex and Paymentez (note 4)

The Company determined the recoverable amounts of the CGUs based on the fair value less costs of disposal method, estimated using a market approach. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2021 and 2020.

The fair values were based on a multiple applied to forecasted adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposals method include estimated sales volumes, input costs, and selling, general and administrative expenses in determining future forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market data for comparable companies. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

10.  Trade and other payables

Trade and other payables comprise the following:

	2021 $	2020 $

Trade payables	29,720	20,307

Accrued bonuses and other compensation-related liabilities	30,460	13,541

Sales tax	10,358	6,073

Interest payable	262	1,212

Due to processors	6,497	3,644

Due to merchants not related to segregated funds	14,991	14,823

Other accrued liabilities	9,560	5,179

	101,848	64,779

Information about the Company’s exposure to currency and liquidity risk is included in note 21.

11.  Other liabilities

a) Other current liabilities

Other current liabilities comprise the following:

	Note	2021 $	2020 $

Provision for losses on merchant accounts		6,265	6,694

Contingent consideration	22	3,004	—

LPP put option liability	22	531	—

Other		3,426	438

		13,226	7,132

The movements in the provision for losses on merchant accounts are as follows:

	2021 $	2020 $

Balance – Beginning of year	6,694	3,736

Provision made during the year	2,199	4,342

Provision used or reversed during the year	(2,628)	(1,384)

Balance – End of year	6,265	6,694

b) Other non-current liabilities comprise the following:

	Note	2021 $	2020 $

LPP put option liability	22	—	1,036

Other		4,509	623

		4,509	1,659

ANNUAL REPORT 2021 | 85

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The LPP put option liability obligates the Company, under certain circumstances and on demand after January 2022, to purchase a number of units held by the non-controlling interest (“NCI”) unitholders equal to (but not less than) (i) the product of the total number of units held by the NCI unitholders multiplied by (ii) the total number of units in the capital of the NCI unitholders held by the concerned NCI unitholder divided by (iii) the total issued and outstanding units of NCI unitholders. On February 4, 2022, the put option was exercised by the NCI unitholders (note 27).

12.  Loans and borrowings

The terms and conditions of the Company’s loans and borrowings are as follows:

	December 31, 2021			December 31, 2020
	Notes	Facility $	Carrying amount $	Facility $	Carrying amount $
Amended and Restated Credit Facility	(a), (b)

First lien credit facilities

Term loan facilities		511,971	500,282	211,971	206,481

Revolving credit facility		385,000	—	100,000	—

Total credit facilities			500,282		206,481

Lease liabilities	(c)		8,313		8,772

			508,595		215,253

Current portion of loans and borrowings			(7,349)		(2,527)

Loans and borrowings			501,246		212,726

Loans and borrowings are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.

Information about the Company’s exposure to interest rate, foreign currency and liquidity risks is included in note 21.

a)   Amended and restated credit facility

2021

On June 18, 2021, the Company renegotiated the terms of its credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $211,971 to $511,971 in the form of term loans and from $100,000 to $350,000 in the form of a revolving facility. Outstanding principal of the term loan will be payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity which remained unchanged at September 28, 2025. The maturity of the revolving facility was extended by one year to September 28, 2024. There was no change to the guarantees and covenants of the credit facility arrangement. This amendment was treated as a debt modification and did not result in any gain or loss on debt modification. Concurrently with the agreement, the company has borrowed $300,000 under the amended term loan facility, which was recorded net of the associated transaction costs of $5,373.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

i)

Loans drawn in US dollars under the First Lien Credit facilities bear interest at the ABR[1] plus 1.50% (December 31, 2020 – 3.00%) or the adjusted eurocurrency[2] rate plus 2.50% (December 31, 2020 – 4.00%). As at December 31, 2021, the outstanding Term loan facilities interest rate was 3.00% (December 31, 2020 – 4.75%).

ii)

Loans drawn in Canadian dollars under the First Lien Credit facilities bear interest at the Canadian prime rate plus 1.50% or banker’s acceptance rate plus 2.50%. As at December 31, 2021 and December 31, 2020 there was no loan denominated in Canadian dollars.

iii)

In case the LIBOR is no longer available following the benchmark reform and if the LIBOR is replaced by the Term Secured Overnight Financing Rate (“SOFR”), the LIBOR for the interest computation shall be replaced by the sums of: a) Term SOFR; and b) 0.11% for interest period of one-month, 0.26% for interest period of three months or 0.43% for interest period of six months; or if the LIBOR is replaced by the Daily SOFR, by the sums of: a) Daily simple SOFR; and b) 0.26%.

On September 28, 2021 the Company renegotiated the terms of its credit facility to increase the total financing capacity available under the revolving credit facility from $350,000 to $385,000.

2020

In 2020, the net proceeds from the TSX listing were used to reduce loans and borrowing by repaying $615,600 aggregate principal amount of term loans under the first lien credit facilities and second lien credit facility. Due to the partial repayment of the first lien term loan facilities and full repayment of the second lien term loan facility, $24,491 of unamortized transaction costs were recognized as early repayment in finance costs for the year ended December 31, 2020.

Also in 2020, the Company modified its amended and restated credit facility to add term loans of $110,000 and to increase its revolving credit facility from $50,000 to $100,000. Additionally, the interest rate associated with the first lien term loan facility was reduced to LIBOR plus 4.00% or Canadian prime rate plus 3.00%, as applicable. This amendment did not result in any gain or loss on debt modification.

b)   Guarantees and covenants

Borrowings under the facilities are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the first lien credit facilities is subject to the Company’s ability to maintain a total leverage ratio of less than or equal to 7.50 : 1.00 as of December 31, 2021 (8.00 :1.00 as of December 31, 2020), and with the ratio decreasing year over year every October 1, until it reaches 6.50 : 1.00 for the period after September 30, 2023. The total leverage ratio considers the Company’s consolidated net debt, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. The Company is in compliance with all applicable covenants as at December 31, 2021 and December 31, 2020.

As at December 31, 2021, the company had letter of credit facilities issued totalling $46,125 (2020 - $30,100).

1 The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.5%;

b) LIBOR plus 1%; c) Prime rate; and d) 1.50% (2020 – 1.75%).

2 The adjusted Eurocurrency rate is defined as an interest rate per annum equal to the greater of: a) the Eurocurrency rate multiplied by the Statutory Reserve rate and b) 0.50% (2020 – 0.75%).

ANNUAL REPORT 2021 | 87

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

c) Lease Liabilities

The Company entered into lease arrangements for the use of office space. The weighted average of incremental borrowing rates used to discount the outstanding leases as at December 31, 2021 was 4.74% (2020 – 4.74%).

Amounts recognized in the consolidated statements of profit or loss and comprehensive income or loss relating to lease liabilities are as follow:

	2021 $	2020 $

Interest expense on lease liabilities	382	384

Foreign exchange loss (gain)	(45)	259

Variable lease payments	1,859	1,891

	2,196	2,534

13.  Unsecured convertible debentures due to shareholders

In 2020, the TSX listing net proceeds were used to repay in full the principal amount, outstanding original issue discount and accrued interest, on the unsecured convertible debenture due to shareholders in the amount of $93,384. As part of the offering, $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company.

The movement in the unsecured convertible debentures due to shareholders is as follows:

2020 $

Balance – Beginning of year	109,022

Interest capitalized on unsecured debentures	15,503

Conversion to Class A common shares, Series C	(30,180)

Cash repayment	(93,384)

Other	(961)

Balance – End of year	—

14.  Share capital

The Company has authorized the following classes of share capital:

•    Multiple Voting shares – voting rights at 10 votes per share, entitled to receive dividends on a share-for-share basis from time to time as approved by the board, and convertible on a share-for-share basis into subordinate voting share

•    Subordinate Voting shares – voting rights at 1 vote per share, entitled to receive dividends on a share-for-share basis from time to time as approved by the board, non-convertible into any other class of shares

•    Preferred shares – non-voting, entitled to preference over Subordinate Voting Shares, Multiple Voting Shares and any other shares with respect to payment of dividends and distribution of assets

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Prior to the TSX listing, the Company had the following classes of share capital authorized:

a)   Common shares

Class A common shares – Voting, right to receive dividends, participating, without par value. The Company was authorized to issue an unlimited number of Class A common shares. There were four series of Class A common shares, with specific features applying to each series discussed below:

i.   Series A: voting rights at 1.0000001 votes per Class A common share, Series A, could be issued for consideration in cash or property. As per the shareholder agreement, there existed a put option on a portion of the issued and outstanding Class A common shares, Series A. This put option allowed the holder to require that the Company purchase all or a part of the common shares at any time for fair value, in exchange for cash.

ii.   Series B: voting rights at 1 vote per Class A common share, Series B, could be issued for consideration paid in cash.

iii.   Series C: voting rights at 1 vote per Class A common share, Series C, could be issued for consideration paid in cash, right to exchange the shares for Class A common shares, Series B at a rate of 1:1.

iv.   Series D: voting rights at 1.0000002 vote per Class A common share, Series D, could be issued for consideration in cash or property.

Class B common shares – Non-voting, right to receive dividends, participating, without par value. The Company was authorized to issue an unlimited number of Class B common shares.

b)   Preferred shares

Class A preferred shares – The Company was authorized to issue 1,000 Class A preferred shares. Non-voting, non-participating, right to exchange as per the provisions of the shareholder agreement for Class A common shares, Series A. As per the shareholder agreement, there existed a put option on all of the issued and outstanding Class A preferred shares in the Company in the event of a sale of the Company. This put option, then exercisable at the discretion of the holder, allowed the holders to receive compensation from other shareholders of the Company.

Class B preferred shares – The Company is authorized to issue 89,239,939 Class B preferred shares. Non voting, non-participating, right to exchange as per the provisions of the shareholder agreement for Class A common shares, Series A, B, C, or D, redeemable on demand at the right of the Company and mandatorily redeemable by the Company 10 years from its issuance. Redemption value equal to $1.00 per share plus an amount equal to 15% of the initial value on an annual basis.

c)   Capital shares in subsidiary (Nuvei Holdings Corporation)

A subsidiary of the Company had issued preferred shares directly to shareholders of the Company as part of the shareholder agreement, which were authorized as follows:

Class A preferred shares – Non-voting, participating, redeemable on demand at the right of the subsidiary or the shareholder. Redemption value equal to $1.00 per share plus an amount equal to 10% of the initial value on an annual basis.

Class B preferred shares – Non-voting, participating, right to exchange as per the provisions of the shareholder agreement for Class B common shares in the subsidiary, redeemable on demand at the right of the subsidiary or the shareholder. Redemption value equal to $1.00 per share plus an amount equal to 10% of the initial value on an annual basis.

Class C preferred shares – Non-voting, participating, no right to receive dividends. No shares have been issued.

Class D preferred shares – Non-voting, non-participating, redeemable on demand at the option of the Company and mandatorily redeemable by the Company at the earliest of the occurrence of certain types of events or 10 years from its issuance. Redemption value equal to $1.00 per share.

ANNUAL REPORT 2021 | 89

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The Company has issued the following share capital

2021

The Company issued 1,233,084 Subordinate Voting Shares for a cash consideration of $8,994 during the year ended December 31, 2021 following the exercise of stock options. The Company also issued 138,522 Subordinate Voting Shares as a partial consideration for the Mazooma acquisition (note 4(a)) for a fair value of $11,387. On October 8, 2021, The company issued 3,450,000 Subordinate Voting Shares as part of its US Nasdaq listing. The Company also recognized $16,611 of related share issuance costs.

There were 16,183,189 Multiple Voting Shares converted to Subordinate Voting Shares during the year ended December 31, 2021 as a result of two bought deal secondary offerings.

There were 76,064,619 Multiple Voting Shares and 66,929,432 Subordinate Voting Shares outstanding as at December 31, 2021.

2020

On November 2, 2020, the Company issued 6,711,923 Subordinate Voting Shares for the acquisition of Smart2Pay (note 4(a)) for a fair value of $254,738.

The TSX listing consisted of an offering of 29,171,050 Subordinate Voting Shares issued from treasury, payable on closing of the Offering for aggregate net proceeds to the Company totalling $715,481 after deduction of $42,966 of issuance fees payable by the Company.

Immediately prior to the completion of the Offering, the Company completed the following transactions (the “Reorganization”):

a)   The share capital of the Company was modified to consist of an unlimited number of Multiple Voting Shares, Subordinate Voting Shares and Class A preferred shares, issuable in series, and 1,000 Class B preferred shares;

b)   An amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company;

c)   The outstanding Class A common shares (all series) and Class B common shares of the Company were converted into Subordinate Voting Shares on a 2.8-for-1 basis;

d)   The outstanding Class B preferred shares of NHC were converted into Subordinate Voting Shares on a 2.8-for-1 basis;

e)   The outstanding Class A common shares, Class B common shares, Class A preferred shares and Class D preferred shares of NHC held by the Company were cancelled without consideration;

f)   The outstanding Class A preferred shares of the Company were converted into Class B preferred shares on a 1-for-1 basis. Certain shareholders then purchased all the Class B preferred shares. Subsequently, the Company redeemed the shares. The share capital of the Company was then amended pursuant to articles of amendment under the CBCA to remove the Class B preferred shares from the Company’s authorized share capital and redesignate the Class A preferred shares as the “preferred shares”; and

g)   The Subordinate Voting Shares held by certain shareholders were exchanged for an equal number of Multiple Voting Shares pursuant to share exchange agreements entered into between the Company and certain shareholders.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Classification as equity and liabilities

The outstanding share capital of the Company, its subsidiary and related put options were classified as equity or liabilities as follows and changes to the Company’s share capital were as follows:

Classified as liabilities

		2021		2020
	Quantity Unit	Value $	Quantity Unit	Value $

Company’s share capital

Class A common shares, Series A

Balance – Beginning of year	—	—	14,175,549	58,262

Conversion into Subordinate Voting Shares	—	—	(14,175,549)	(131,691)

Changes in the redemption amount accounted as financing costs	—	—	—	73,429

Balance – End of year	—	—	—	—

Class B preferred shares

Balance – Beginning of year	—	—	32,000,000	39,967

Conversion into Subordinate Voting Shares	—	—	(32,000,000)	(42,976)

Changes in the redemption amount accounted as financing costs	—	—	—	3,009

Balance – End of year	—	—	—	—

ANNUAL REPORT 2021 | 91

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Classified as equity

	2021		2020
	Quantity Unit	Value $	Quantity Unit	Value $

Company’s share capital

Class A common shares, Series A

Balance – Beginning of year	—	—	68,032,894	103,271

Conversion into Subordinate Voting Shares	—	—	(68,032,894)	(103,271)

Balance, end of year	—	—	—	—

Class A common shares, Series B

Balance – Beginning of year	—	—	66,739,698	86,145

Conversion into Subordinate Voting Shares	—	—	(66,739,698)	(86,145)

Balance – End of year	—	—	—	—

Class A common shares, Series C

Balance – Beginning of year	—	—	56,259,910	72,618

Issuance of shares – Unsecured convertible debenture conversion	—	—	3,250,206	30,180

Conversion into Subordinate Voting Shares	—	—	(59,510,116)	(102,798)

Balance – End of year	—	—	—	—

Class A common shares, Series D

Balance – Beginning of year	—	—	44,403,491	182,498

Conversion into Subordinate Voting Shares	—	—	(44,403,491)	(182,498)

Balance – End of year	—	—	—	—

Class B common shares

Balance – Beginning of year	—	—	1,457,360	5,990

Issuance of shares	—	—	89,286	193

Conversion into Subordinate Voting Shares	—	—	(1,546,646)	(6,183)

Balance – End of year	—	—	—	—

Class A preferred shares

Balance – Beginning of year	—	—	1,000	1

Conversion into Class B preferred shares	—	—	(1,000)	(1)

Balance – End of year	—	—	—	—

Class B preferred shares

Balance – Beginning of year	—	—	—	—

Issuance of shares – Class A preferred shares conversion	—	—	1,000	1

Redemption of shares	—	—	(1,000)	(1)

Balance – End of year	—	—	—	—

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

	2021		2020
	Quantity Unit	Value $	Quantity Unit	Value $

Subordinate Voting Shares

Balance – Beginning of year	45,924,637	1,139,723	—	—

Issuance of shares

Conversion of Class A common shares, series A, B, C, and D	—	—	90,307,767	606,403

Conversion of Class B common and preferred shares and convertible debentures	—	—	11,980,945	49,159

Conversion of multiple voting shares	16,183,189	85,271	—	—

Exercise of stock options	1,233,084	11,711	760	4

Issuance under public listings	3,450,000	424,833	29,171,050	758,447

Issuance for acquisitions	138,522	11,387	6,711,923	254,738

Conversion into multiple voting shares	—	—	(92,247,808)	(486,062)

Issuance fees	—	(16,611)	—	(42,966)

Balance – End of year	66,929,432	1,656,314	45,924,637	1,139,723

Multiple voting shares

Balance – Beginning of year	92,247,808	486,062	—	—

Issuance of shares	—	—	92,247,808	486,062

Conversion into Subordinate Voting Shares	(16,183,189)	(85,271)	—	—

Balance – End of year	76,064,619	400,791	92,247,808	486,062

Total	142,994,051	2,057,105	138,172,445	1,625,785

ANNUAL REPORT 2021 | 93

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

15.  Revenue and expenses by nature

	2021 $	2020 $

Revenue

Merchant transaction and processing services revenue	715,769	368,299

Other revenue	8,757	7,927

	724,526	376,226

Cost of revenue

Processing cost	143,261	64,106

Cost of goods sold	4,494	5,149

	147,755	69,255

Selling, general and administrative expenses

Commissions	125,531	67,410

Employee compensation	109,798	57,509

Depreciation and amortization	90,828	69,673

Professional fees	24,532	15,493

Share-based payments	53,180	10,407

Transaction losses	2,662	5,362

Contingent consideration adjustment	—	(2,470)

Other	24,772	11,588

	431,303	234,972

Selling, general and administrative expenses are net of investment tax credits and other government grants. In the year ended December 31, 2021, the Company did not recognize any tax credits or government grants (2020 – $995).

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

16.  Net finance costs

	2021 $	2020 $

Finance income

Interest on advances to third parties and interest income	(2,859)	(5,427)

Finance costs

Interest on loans and borrowings (excluding lease liabilities)	16,380	42,024

Interest expense on lease liabilities	382	384

Other interest expense	117	251

Change in redemption amount of liability-classified Class A common shares	—	73,429

Change in redemption amount of subsidiary’s preferred shares	—	3,009

Interest on unsecured debentures	—	15,503

Loss on debt modification or early repayment	—	24,491

	16,879	159,091

Net finance costs	14,020	153,664

17.  Share-based payment arrangements

Stock-option plan (equity-settled)

In connection with the TSX listing, on September 22, 2020, the Board of Directors of the Company closed participation in its long-term incentive stock plan (the “Legacy Option Plan”) to directors, officers, employees, consultants and any members of the Company. In its place, a new long-term incentive (the “Omnibus Incentive Plan”) was authorized.

Omnibus Incentive Plan

In connection with the TSX listing, the Company granted to certain executive officers and employees 3,000,000 options to acquire Subordinate Voting Shares having an exercise price equal to the TSX listing offering price of $26.00. These options vest in successive annual periods over a period of five years after they were granted and have a term of ten years. The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, RSUs, PSUs and DSUs to eligible participants.

Vested RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. DSUs vest immediately as they are granted for past services. RSUs and PSUs vest over a period of up to three years.

Legacy Option Plan

On September 21, 2017, the Board of Directors of the Company authorized the Legacy Option Plan which provides for the grant of stock options to directors, officers, employees, consultants and any members of the Company. All options are to be settled by the physical delivery of shares. The shares subject to the Legacy Option Plan were the Class B common shares of the Company before the TSX listing and are now exercisable for Subordinate Voting Shares. Under the Legacy Option Plan, the Company authorized for issuance the maximum of 11,704,100 stock options.

The options expire 10 years after the date of grant and are subject to possible earlier exercise and termination under certain circumstances. Under the Legacy Option Plan unless otherwise decided by the Board of Directors of the Company, options vest in equal installments over five years and the expense is recognized

ANNUAL REPORT 2021 | 95

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

The Company entered into certain option agreements governed by the Legacy Option Plan. However, other than the characteristics described above, the options under these agreements include a clause by which the Company can claw back any of the instruments, in order to meet the maximum number of stock options authorized for issuance, in the event that the Company grants options to other employees. Because of the clawback provision, grant date for these options is not achieved until the provision is voided.

Prior to the TSX listing, the Company did not recognize any compensation expense for stock options with a clawback provision as it was expected that these options would be fully clawed back. At the TSX listing and after adjusting for the Reorganization, there were 205,666 stock options outstanding with a clawback provision which vested and became exercisable. In the year ended December 31, 2020, the Company recognized compensation expense of $4,587 as a result of these options becoming vested and the clawback provision being voided. Fair value was estimated using the Black-Scholes option pricing model with the assumptions described in the table below.

i)	Final grant

On March 16, 2020, 357,143 stock options (1,000,000 pre-conversion) were granted. The weighted average grant date fair value of stock options granted was $4.34 ($1.55 pre-conversion). Fair value was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

ii)	TSX listing Conversion:

As part of the Reorganization described in note 14 to these consolidated financial statements, the Legacy Option Plan conditions were modified as follows:

•    all stock options granted prior to November 20, 2019 vested and became exercisable, at the option of the holder, on a net basis for Subordinate Voting Shares;

•    all stock options granted on or after November 20, 2019 continue to vest in accordance with their existing vesting schedules, and are exercisable for Subordinate Voting Shares;

•    no further awards will be made under the Legacy Option Plan;

•    the clawback provision was removed as it is no longer possible that such stock options will be fully clawed back; and

•    the number of shares and the exercise price underlying each outstanding stock option of the Company were adjusted, on a 2.8-to-1 basis. As such, upon completion of the Reorganization, there was 3,621,323 stock options to acquire Subordinate Voting Shares outstanding.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Share-based payments continuity

The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the years ended December 31, 2021, and 2020:

					Stock options

	Restricted share units		Performance share units	Deferred share units	Quantity	Weighted average exercise price $

Outstanding, beginning of year 2020	—		—	—	3,659,375	4.00

Clawed back by the Company	—		—	—	(357,143)	3.75

Forfeited	—		—	—	(94,836)	24.57

Granted	—		—	3,076	3,795,757	27.62

Exercised	—		—	—	(32,648)	4.70
Outstanding, end of year 2020	—		—	3,076	6,970,505	16.59

Forfeited	(617)		—	—	(264,395)	30.06

Granted	972,714		1,395,169	7,295	3,374,192	117.25

Exercised	—		—	—	(1,233,084)	7.29

Outstanding, end of year 2021	972,097	[1]	1,395,169	10,371	8,847,218	55.87

Exercisable, end of year 2020	—		—	3,076	3,132,644	3.71

Exercisable, end of year 2021	—		—	10,371	2,656,976	8.95

Granted - Weighted average grant date fair value 2020	—		—	$26.00	$8.30	—

Granted - Weighted average grant date fair value 2021	$97.11	[1]	$92.74	$71.65	$31.48	—

1 484,590 of the 972,714 RSUs were granted to a third party consultant and have not met the accounting grant date definition since as there is no mutual agreement of the services to be rendered by the consultant. Furthermore, if such a mutual agreement with the consultant is not met, the RSUs will not vest and will be cancelled. The fair value will be assessed at the time of grant when and if the services are agreed by both parties. These units have not been included in the weighted average grant date fair value of RSUs in the table above.

Grant date fair value

The fair value of stock options issued during the years ended December 31, 2021 and 2020, was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

ANNUAL REPORT 2021 | 97

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

			2020
	2021	Omnibus	Legacy - Final grant
Share price	$117.25	$28.71	$6.15 ($17.22 post conversion)

Exercise price	$117.25	$28.71	$6.15 ($17.22 post conversion)

Risk-free interest rate	1.08%	0.29%	0.49%

Expected volatility	33.4%	31.4%	27.6%

Expected term	5.9 years	5.2 years	5.0 years

The risk-free interest rate is based on the yield of a zero coupon US government security with a maturity equal to the expected life of the option from the date of the grant. For option granted prior tot the TSX listing, the assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. For options granted after the TSX listing, expected volatility is determined using the limited historical volatility of the Company’s stock since its TSX listing as well as the volatility of peers company in the same industry over the expected term of the options granted. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option-pricing model.

The RSUs and DSUs fair value is determined by using the quoted share price on the date of issuance. During the year ended December 31, 2021, 214,286 stock options and 1,395,169 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria.

The market conditions associated with PSUs or options were considered using a Monte Carlo simulation to estimate the Company’s potential future share price. The main assumption of the simulation is the expected volatility of the share price which was determined to be 32.5%. The fair value of the options with non-market performance conditions is determined using a Black-Scholes option pricing model and are included in the weighted average assumptions above.

Stock options outstanding by exercise price

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2021 as adjusted for the Reorganization discussed in Note 14:

	Options outstanding		Options exercisable
Exercise price $	Number of options	Weighted average remaining contractual term (in years)	Number of options	Weighted average remaining term (in years)

2.80	1,069,719	6.1	1,069,719	6.1

3.42 – 4.00	827,740	6.7	827,740	6.7

4.70 – 6.30	111,028	7.1	111,028	7.1

11.51 – 17.22	557,312	8.1	173,676	8.0

26.00 – 47.21	2,918,460	8.8	474,813	8.8

57.50 – 78.58	298,504	5.7	—	—

104.53 – 127.33	3,064,455	9.7	—	—

	8,847,218	8.4	2,656,976	6.9

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Of the stock options outstanding as at December 31, 2021, a total of 5,351,140 (2020 - 3,123,204) are held by key management personnel.

18.   Income taxes

Variations of income tax expense (recovery) from the basic Canadian federal and provincial combined tax rates applicable to income before income taxes are as follows:

		2021		2020
	$	%	$	%

Income (loss) before income taxes	131,961		(100,583)

Statutory tax rates		26.5		26.5

Income taxes expense (recovery) at statutory rate	34,970		(26,655)

Add (deduct) effect of

Permanent difference items	103		18,966

Rate differential	(20,116)		(3,773)

Prior year adjustments	(4,280)		2,148

Change in unrecognized deductible temporary differences	3,975		11,283

Share-based payments	9,566		2,358

Other	698		(1,240)

Total tax expense	24,916		3,087

The details of income tax expense (recovery) are as follows:

	2021 $	2020 $

Income tax expense (recovery)

Current	34,914	13,491

Deferred	(9,998)	(10,404)

	24,916	3,087

The components of current income tax expense (recovery) are as follows:

	2021 $	2020 $

Current income tax expense (recovery)

Current	34,635	13,732

Adjustment of prior year income tax expense (recovery)	279	(241)

	34,914	13,491

ANNUAL REPORT 2021 | 99

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The components of deferred income tax expense (recovery) are as follows:

	2021 $	2020 $

Deferred income tax expense (recovery)

Origination and reversal of temporary differences	(9,417)	(27,670)

Change in unrecognized deductible temporary differences	3,975	14,877

Adjustment of prior year income tax expense (recovery)	(4,556)	2,389

	(9,998)	(10,404)

The details of changes of deferred income taxes are as follows for the year ended December 31, 2021:

	Deferred tax assets (liabilities) as at December 31, 2020 $	Recognized in net income $	Business combinations $	Equity $	Foreign currency exchange differences $	Deferred tax assets (liabilities) as at December 31, 2021 $

Deferred tax assets

Share-based payments	—	551	—	3,763	—	4,314

Net operating tax losses carried forward	2,286	1,708	24	—	—	4,018

Intangible assets	3,117	4,637	(3,829)	—	—	3,925

Accrued liabilities	1,810	665	374	—	75	2,924

Total deferred tax assets	7,213	7,561	(3,431)	3,763	75	15,181

Deferred tax liabilities

Intangible assets	(54,267)	7,588	(26,740)	—	3,376	(70,043)

Other	1,899	(4,916)	1,073	—	144	(1,800)

Property and equipment	(773)	(132)	—	—	—	(905)

Deferred costs	(392)	(103)	—	—	(2)	(497)

Total deferred tax liabilities	(53,533)	2,437	(25,667)	—	3,518	(73,245)

Total net deferred tax assets (liabilities)	(46,320)	9,998	(29,098)	3,763	3,593	(58,064)

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The details of changes of deferred income taxes are as follows for the year ended December 31, 2020:

	Deferred tax assets (liabilities) as at December 31, 2019 $	Recognized in net loss $	Business combination $	Foreign currency exchange differences $	Deferred tax assets (liabilities) as at December 31, 2020 $
Deferred tax assets
Intangible assets	(2,944)	6,061	—	—	3,117
Net operating tax losses carried forward	2,009	277	—	—	2,286
Other	597	1,302	—	—	1,899
Accrued liabilities	2,834	(1,024)	—	—	1,810
Total deferred tax assets	2,496	6,616	—	—	9,112

Deferred tax liabilities
Intangible assets	(14,590)	4,071	(41,650)	(2,098)	(54,267)
Property and equipment	1,332	(2,105)	—	—	(773)
Deferred costs	(408)	16	—	—	(392)
Unrealized foreign currency exchange	(1,806)	1,806	—	—	—
Total deferred tax liabilities	(15,472)	3,788	(41,650)	(2,098)	(55,432)
Total net deferred tax assets (liabilities)	(12,976)	10,404	(41,650)	(2,098)	(46,320)

The deferred income taxes are presented on the consolidated statements of financial position as follows:

	2021 $	2020 $
Deferred tax assets	13,036	3,785
Deferred tax liabilities	(71,100)	(50,105)
	(58,064)	(46,320)

Unrecognized deferred income tax assets balances are as follows:

	2021 $	2020 $
Net operating tax losses carried forward	24,865	27,082
Deductible temporary differences, including capital losses	12,132	11,645

ANNUAL REPORT 2021 | 101

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The net operating tax losses carried forward for which no deferred income tax asset was recognized expire as follows:

As at December 31, 2021	Gross amount of net operating tax losses carried forward $	Tax-effected $	Expiry Period
Expire	92,412	24,436	2031 to 2041
Never expire	2,413	429	N/A
	94,825	24,865

As at December 31, 2020	Gross amount of net operating tax losses carried forward $	Tax-effected $	Expiry Period
Expire	102,196	27,082	2039 to 2040

The deductible temporary differences and capital losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of those items because it is not probable that future taxable profit will be available in those jurisdictions against which the Company can utilize these benefits.

The Company has not recognized deferred tax liabilities for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to corporate and/or withholding taxes.

19.  Net income (loss) per share

Prior to the TSX listing on September 22, 2020, the Company had three categories of potential dilutive securities: convertible liability-classified shares, unsecured convertible debentures due to shareholders and stock options. Since the TSX listing, stock options, RSUs and PSUs are considered to be potentially dilutive.

Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive. For the year ended December 31, 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share. As a result of net loss incurred for the year ended December 31, 2020, all potential dilutive securities have been excluded from the calculation of diluted loss per share because including them would be anti-dilutive.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

	2021 $	2020 $
Net income (loss) attributable to common shareholders of the Company (basic and diluted)	102,293	(106,230)
Weighted average number of common shares outstanding – basic*	139,729,116	98,681,060
Effect of dilutive securities	4,712,386	—
Weighted average number of common shares outstanding – diluted*	144,441,502	98,681,060
Net income (loss) per share attributable to common shareholders of the Company:
Basic	0.73	(1.08)
Diluted	0.71	(1.08)

* The weighted average number of common shares outstanding prior to the TSX listing has been adjusted to take into consideration the Reorganization discussed in Note 14.

20.  Operating segments

The Company has one reportable segment, the provision of technology solutions to merchants and partners in the North American and international payment processing markets.

Geographic information

The Company provides payment processing services in North America, Europe, Middle East and Africa, Latin America and Asia-Pacific.

In presenting the geographic information, revenue has been based on the billing location of merchants and non-current assets were based on the geographic location of the assets.

	2021 $	2020 $
Revenue
North America	301,257	183,803
Europe, Middle East and Africa	394,758	176,771
Latin America	22,841	10,771
Asia Pacific	5,670	4,881
	724,526	376,226

Non-current assets exclude financial assets and deferred tax assets, when applicable.

	2021 $	2020 $
Non-current assets
Canada	1,083,594	1,107,228
United States	252,577	56,488
European Union	552,372	342,208
United Kingdom	225	284
Rest of the world	5,547	5,681
	1,894,315	1,511,889

ANNUAL REPORT 2021 | 103

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

21.  Financial instruments and commitments

The Company’s main financial risk exposure is detailed as follows:

a)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated statements of financial position.

The Company manages its liquidity risk by monitoring its operating requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.

The following are the contractual maturities of financial liabilities and purchase commitments, including estimated interest payments, as at December 31, 2021:

			Contractual cash flows

	Carrying amount $	Total $	Less than 1 year $	1 to 5 years $	More than 5 years $
Trade and other payables (excluding sales tax)	91,490	91,490	91,490	—	—
Due to merchants	720,874	720,874	720,874	—	—
Credit facilities	500,282	557,591	20,402	537,189	—
Lease liabilities	8,313	11,258	3,290	6,078	1,890
Other liabilities (a)	17,736	16,540	12,317	4,223	—
Contractual commitments	—	3,899	1,098	2,801	—
	1,338,695	1,401,652	849,471	550,291	1,890
Segregated funds	(720,874)	(720,874)	(720,874)	—	—
	617,821	680,778	128,597	550,291	1,890

(a) Other liabilities includes deferred revenue which will not require contractual cash flows.

As at December 31, 2021, the Company had $748,576 of cash and unused credit facilities of $385,000.

b)   Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, trade and other receivables, advances to third parties and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

Impairment losses on financial assets recognized in profit or loss were as follows:

	2021 $	2020 $
Balance – Beginning of year	632	2,602
Written off against reserve	(376)	(2,806)
Net remeasurement of loss allowance	460	836
Balance – End of year	716	632

The credit risk associated with cash, processor deposits and segregated funds is limited because they are maintained only with regulated financial institutions.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Trade receivables

The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company.

The following table provides information regarding the exposure to credit risk and expected credit loss for trade receivables as at December 31, 2021:

	Weighted- average loss rate %	Gross carrying amount $	Loss allowance $
Current (not past due)	0.1	33,298	40
1-30 days past due	10.4	657	68
31-60 days past due	4.2	554	23
More than 60 days past due	60.2	972	585
		35,481	716

The following table provides information regarding the exposure to credit risk and expected credit loss for trade receivables as at December 31, 2020:

	Weighted- average loss rate %	Gross carrying amount $	Loss allowance $
Current (not past due)	0.2	25,836	44
1-30 days past due	8.3	446	37
31-60 days past due	17.9	140	25
More than 60 days past due	60.7	867	526
		27,289	632

The impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

There is a significant concentration of credit risk as of December 31, 2021, with respect to the Company’s receivables from its main processors, which represented approximately 37% (2020 – 39%) of trade and other receivables.

Advances to third parties

The credit risk associated with the advances to third parties is limited because the advances are repaid by financial institutions when the Company becomes entitled to payment under the agreements.

c)   Market risks

Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.

Foreign currency risk

ANNUAL REPORT 2021 | 105

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company’s operating results.

Approximately 54% of the Company’s revenues and approximately 32% of its expenses are in currencies other than the US dollar. The Company does not enter into arrangements to hedge its foreign currency risk. The main other currencies are the Euro (“EUR”) and the British Pounds (“GBP”) which represented respectively 16% and 11% of the Company’s revenues.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as stated in US dollars at the following dates:

	CAD $	EUR $	GBP $	Other $	Total $
December 31, 2021
Cash	2,265	40,490	9,483	16,934	69,172
Trade and other receivables	5,800	6,229	1,530	4,310	17,869
Trade and other payables	(16,463)	(28,979)	(2,261)	(27,885)	(75,588)
Lease liabilities	—	(381)	—	(3,767)	(4,148)
Net financial position exposure	(8,398)	17,359	8,752	(10,408)	7,305

December 31, 2020
Net financial position exposure	(8,601)	6,739	8,513	(611)	6,040

A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

	CAD $	EUR $	GBP $	Other $	Total $
2021
Increase (decrease) on equity and net income	(840)	1,736	875	(1,041)	731

2020
Increase (decrease) on equity and net loss	(860)	674	851	(61)	604

A 10% weakening of the foreign currencies against the US dollar would have an equal but opposite effect.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s exposure to interest rate risk as at December 31, 2021 and 2020 is as follows:

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Cash	Variable interest rate
Advances to third parties	Note 7
Processor deposits	Variable interest rate
Loans and borrowings	Note 12
Other liabilities	Note 11
Unsecured convertible debentures due to shareholders	Note 13
Liability classified common and preferred shares	Note 14

The Company does not account for any fixed interest-rate financial assets or financial liabilities at FVTPL.

All other loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations.

Based on currently outstanding loans and borrowings at floating rates, an increase of 100 basis points in interest rates at the reporting date would have resulted in a decrease of $3,719 in profit or loss in 2021 (2020 – $2,119). A decrease of 1% in 2021 would have had no impact on interest expense as the current effective rate is the floor rate of the agreement. This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

22.  Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Financial assets and financial liabilities

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

•    Level 1: defined as observable inputs such as quoted prices in active markets.

•    Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•    Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

As at December 31, 2021 and December 31, 2020, financial instruments measured at fair value in the consolidated statements of financial position were as follows:

ANNUAL REPORT 2021 | 107

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

	Notes	Fair value hierarchy	December 31, 2021 $	December 31, 2020 $
Advances to a third party independent sales organization	7	Level 3	16,616	46,680
LPP put option liability	11	Level 3	531	1,036
Investments		Level 3	1,148	1,148
Investments		Level 1	1,112	1,093
Contingent considerations	4, 11	Level 3	3,004	—

The following table presents the changes in level 3 items for the years ended December 31, 2021 and 2020:

	Advances to a third party independent sales organization $	LPP put option liability $	Investments $	Contingent considerations $
Balance at December 31, 2019	51,175	1,453	1,148	8,470
Payment	—	—	—	(6,000)
Merchant residuals received, net of interest on advances to a third party	(7,222)	—	—	—
Acquisition	3,240	—	—	—
Fair value remeasurement	(513)	(417)	—	(2,470)
Balance at December 31, 2020	46,680	1,036	1,148	—
Business combinations	—	—	—	3,004
Merchant residuals received, net of interest on advances to a third parties	(6,468)	—	—	—
Settlement of advances to a third party	(23,687)	—	—	—
Fair value remeasurement	91	(505)	—	—
Balance at December 31 2021	16,616	531	1,148	3,004

Fair value remeasurement is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:

•      the fair value assumptions and method used for the advances to a third party independent sales organization are disclosed in note 7.

•    Contingent considerations outstanding as at December 31, 2021 include the Base and the Mazooma contingent considerations. The fair value of contingent considerations is determined using a formula specified in the purchase agreement. The main assumption is the forecast of expected future cashflows. Changes made to the initial purchase price allocation of Base to reflect facts and circumstances that existed at the acquisition date are disclosed in note 4.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Varying the estimated growth rate for Base contingent consideration to reflect a 2% increase or decrease would have the following effects on the carrying balance.

	December 31, 2021
	Increase $	Decrease $
Effect in change in assumption on
Base contingent consideration	86	(80)

Varying the estimated growth rate or the discount rate of the Mazooma contingent consideration to reflect a 2% increase or decrease would not have any effects on the carrying balance of nil.

•     The LPP contingent consideration was fully paid as at March 31, 2020.

Varying the discount rate for advances to a third party independent sales organization to reflect a 2% increase or decrease would have the following effects on the carrying balance.

	December 31, 2021
	Increase $	Decrease $
Effect in change in assumption on
Advances to third party independent sales organization	(1,108)	999

	December 31, 2020
	Increase $	Decrease $
Effect in change in assumption on
Advances to third party independent sales organization	(2,895)	3,225

23.  Related party transactions

Transactions with key management personnel

Key management personnel compensation comprises the following:

	2021 $	2020 $
Salaries and short-term employee benefits	5,861	4,369
Share-based payments	23,895	5,955
	29,756	10,324

ANNUAL REPORT 2021 | 109

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

Other related party transactions

		Transaction value		Balance outstanding December 31,
		2021 $	2020 $	2021 $	2020 $
Expenses – Travel	(i)	305	1,907	28	—
Unsecured convertible debentures due to shareholders	(ii)	—	15,503	—	—
		305	17,410	28	—

(i)	In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.

(ii)

In August 2019, unsecured convertible debentures were issued by the Company to certain shareholders. As part of the TSX listing in September 2020, an amount of $30,180 in principal amount and accrued interest on the unsecured convertible debentures was converted into Class A common shares of the Company, and the remaining balance of $93,384 was repaid with the cash proceeds of the TSX listing (note 13).

24.  Supplementary cash flow disclosure

	2021 $	2020 $
Changes in non-cash working capital items:
Trade and other receivables	4,426	(2,091)
Inventory	(1,197)	115
Prepaid expenses	(3,476)	(1,156)
Contract assets	(1,720)	(1,853)
Trade and other payables	24,951	8,663
Other current and non-current liabilities	(1,380)	(5,959)
	21,604	(2,281)

25.  Capital disclosures

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the Company’s credit facilities. The capital management objectives remain the same as the prior year.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash. The Company’s use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.

The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement. Under its first lien credit facilities (note 12), the Company must maintain a total leverage ratio of less than or equal to 7.50 : 1.00 on December 31, 2021. As at December 31, 2021, the Company was in compliance with this requirement.

Nuvei Corporation

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

(in thousands of US dollars, except for share and per share amounts)

In order to maintain or adjust its capital structure, the Company may issue or repay loans and borrowings, issue shares, repurchase shares or undertake other activities as deemed appropriate in specific circumstances.

The Company does not currently pay dividends. Currently, the Company’s general policy on dividends is to retain cash to finance future growth.

26.  Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Consolidated Financial Statements.

27.  Subsequent events

a)    Put option exercise notice

On February 4, 2022, the Company received a put option exercise notice from the LPP NCI unitholders which obligates the Company to purchase the remaining 40% interest in LPP at fair market value. The notice provides a 60-day period to close the transaction.

b)    Normal Course Issuer Bid (“NCIB”)

On March 7, 2022, the Board approved a normal course issuer bid to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws.

ANNUAL REPORT 2021 | 111

MARKET AND INDUSTRY DATA

The information contained in this report contains statistical data, estimates and forecasts concerning the industry in which the Company participates that are based on independent industry publications, including those published by Euromonitor International Limited (“Euromonitor”), from third-party sources, websites and other publicly available information, as well as the Company’s internal sources and general knowledge of, and expectations concerning, the industry. The industry market positions, shares, market sizes and growth estimates included in this report are based on estimates using the foregoing independent industry publications and the Company’s internal data and estimates based on data from various industry analyses, our internal research and adjustments and assumptions that we believe to be reasonable. Although the Company has no reason to believe this industry information is not reliable, we have not independently verified data from industry publications and analyses and cannot guarantee their accuracy or completeness and do not make any representation as to the accuracy of such data. In addition, the Company believes that data regarding the industry and industry market positions, shares, market sizes and growth provide general guidance but are inherently imprecise. Further, these estimates and assumptions involve risk and uncertainties and are subject to change based on various factors. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions. Market and industry data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Accordingly, investors should not place undue reliance on this information.

INVESTOR INFORMATION SHARE CAPITAL Nuvei Corporation’s subordinated voting shares are traded on the Toronto Stock Exchange (TSX) and the Nasdaq under the symbol “NVEI”. INVESTOR RELATIONS Quarterly and annual reports and other documents are available at https://investors.nuvei.com. AUDITOR PricewaterhouseCoopers LLP, Chartered Professional Accountants Montréal, Québec. TRANSFER AGENT AND REGISTRAR TSX Trust Company 1600-2001 Robert-Bourassa Montréal, QC, H3A 2A6 https://www.tsxtrust.com. 2022 ANNUAL MEETING The Annual Shareholders Meeting will be held at 10 a.m. EDT, Friday, May 27, 2022. CORPORATE GOVERNANCE The documents pertaining to corporate governance practices may be accessed from Nuvei’s website https://investors.nuvei.com. ANNUAL REPORT 2021 113

BOARD OF DIRECTORS & COMMITTEE COMPOSITION BOARD OF DIRECTORS AUDIT COMMITTEE GOVERNANCE, HUMAN RESOURCES & COMPENSATION COMMITTEE* PHILIP FAYER Chair of the Board and Chief Executive Officer MICHAEL HANLEY Lead Independent Director DAVID LEWIN DANIELA MIELKE PASCAL TREMBLAY SAMIR ZABANEH CHAIR MEMBER * As of April 2022, the Governance, Human Resources & Compensation Committee will operate as two separate committees, the Governance Committee and the Human Resources and Compensation Committee. VERSION FRANÇAISE Pour obtenir la version française du rapport financier, s’adresser à IR@nuvei.com.

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